Exhibit 99.2

Management’s Discussion & Analysis

For the nine months ended

September 30, 2023

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

Set out below is management’s assessment and analysis of the results of operations and financial condition of enCore Energy Corp. and its subsidiaries (“enCore”, or the “Company”) for the nine months ended September 30, 2023, and 2022. The following information is prepared as of November 13, 2023, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2023 and 2022, and the accompanying notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar figures included in this management’s discussion and analysis (“MD&A”) are quoted in United States dollars unless otherwise indicated. Additional information related to the Company is available on SEDAR+ at www.sedarplus.ca.

This MD&A contains certain statements that may be deemed “forward-looking statements”. Information set forth may involve forward-looking statements under applicable securities laws. These statements are based on available information to date, and such plans are subject to ongoing evaluation and analysis, and to date our properties remain in the exploration stage and no economic studies have been completed with respect to any restart of operations at our existing plants. These and other forward-looking statements in this MD&A are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate,” “believe,” “plan,” “estimate,” “expect”, and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks identified in this MD&A under the headings “Risk Factors and Uncertainties” and “Cautionary Notes Regarding Forward-Looking Statements” and most recent annual information form or other reports and filings with applicable Canadian securities regulators. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the respective companies undertake no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward- looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES: The Company reports mineral resources on its projects according to Canadian standards, which differ from the requirements of U.S. securities laws. Mineral resource estimates have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, (the “CIM Standards”). The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. Mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. Pursuant to the U.S. Rules, the SEC recognizes “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not generally form the basis of feasibility or pre-feasibility studies. While the above terms are “substantially similar” to CIM Standards, there are differences in the definitions under the U.S. Rules and the CIM Standards. The mineral resources are estimates and no assurances can be given that the indicated levels of uranium will be produced. By their nature, mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

The technical content disclosed in this MD&A was reviewed and approved by John Seeley, the manager of geology and exploration of the Company and a Qualified Person as defined under National Instrument 43-101.

Our Company

enCore Energy Corp. was incorporated on October 30, 2009, under the Laws of British Columbia and is a reporting issuer in all of the Provinces of Canada other than Quebec. The Company also files reports with the U.S. Securities and Exchange Commission (“SEC”). The Company’s Shares are listed on the NYSE American and the TSX Venture Exchange under the trading symbol EU.

Total issued and outstanding shares at issuance of this report: 161,030,534 common shares.

Our Vision: America’s Clean Energy Company™

enCore Energy Corp. (“enCore”) is focused on becoming the leading domestic producer of uranium in the United States. We will utilize the proven In-Situ Recovery technology (ISR) to provide fuel for the generation of clean, reliable, and carbon-free energy. Once we commence production in South Texas, it is our goal to build our company’s production capacity to 3 million pounds U3O8 per year in 3 years and 5 million pounds U3O8 per year in 5 years.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

Our Objectives

Focus on Production-Ready Assets:

Utilizing our production ready central ISR Central Processing Plants (CPP) in South Texas, we have created a strategy for the creation of value and phased growth to meet an ever-growing need for nuclear energy in the United States. Our plan to start production in 2023 is a key objective in executing our strategy. We are focused on a long-term strategy of being a vital component of the nuclear industry, an industry poised for growth for the first time in over 45 years.

Application of In-Situ Recovery (ISR) Technical Expertise:

The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. The safety of our people and the environment is essential to our operations, and we remain solely focused on ISR technology to produce uranium as a proven effective and environmentally responsible technology.

Providing Growth and Value to Shareholders:

We have demonstrated through three significant transactions since December 2020 that we can drive growth and provide value for our shareholders through select, accretive merger and acquisition (M&A) opportunities as well as from organic growth from existing assets. We believe that the catalyst created by the commencement of production at multiple facilities will provide further value to our shareholders as we will join a select group of peers with established uranium production.

Reducing Risk to Shareholders and Operations:

We operate in safe, business-friendly jurisdictions with clear regulatory environments in order to predictably advance a balanced pipeline of established projects to production.

Implementing a Non-Core Asset Divestment Strategy:

We have demonstrated the ability to derive value for our shareholders from our non-core assets using different approaches to divestment. We maintain a number of non-core conventional projects that are available for acquisition.

Acting with Fiscal Responsibility and Strong Governance:

We have a skilled Board of Directors and an experienced management team with strong corporate governance values. We work to ensure that our costs are as low as practicable while being able to leverage our assets to provide value to our shareholders. We assess supply chain risks to ensure that we are able to obtain critical components in a manner sufficient to sustain our strategy. We have supply agreements with established trading partners that include nuclear utilities and have negotiated sales terms to assure that we receive an effective return on investment when considering capital, operating and overhead costs.

Our Business: America’s Clean Energy Company™

We own 3 of the 11 licensed and constructed Central ISR Uranium Processing Plants (CPPs) in the United States.1 All of our existing facilities are located in the business-friendly, energy-centric State of Texas. These plants are designed and permitted to process uranium from a variety of satellite plants and primary sources within South Texas. In addition, we have several key mineral resource projects in other jurisdictions within the U.S. Our NI43-101 compliant resources are listed below:

Total measured and indicated Mineral Resources	74.42 million pounds U3O8
Total inferred Mineral Resources	26.47 million pounds U3O8

With the United States being the world’s largest consumer of uranium to produce nuclear energy, and largely dependent on imported uranium, we believe we will see increasing demand for domestically produced uranium. Our strategy is to leverage our uranium production, expected to begin this calendar year, to drive value for our shareholders and establish our place in the nuclear fuel cycle as a preferred supplier. With established and future sales contracts with nuclear utilities, our product will fuel clean, reliable and carbon-free electricity generation that provides almost 20% of the total U.S. demand. Uranium, used for nuclear energy, is an important green energy fuel source. Unlike most fossil fuels, the cost of nuclear fuel (uranium) only constitutes a small portion of total nuclear power generating costs. This low-cost basis is important to the ultimate electricity consumer because an increase in the uranium price has a relatively insignificant impact on the cost of electricity.

[1]	Domestic Uranium Production Report First-Quarter 2023, Energy Information Administration, May 2023

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

Our strategy starts in South Texas, where we will commence uranium production at our Rosita Central ISR Uranium Processing Plant (Rosita CPP) in later 2023, followed by 2024 planned production from the Alta Mesa Central ISR Uranium Processing Plant (Alta Mesa CPP). South Texas is a key part of our strategy for the following reasons:

■	Texas is a well-established U.S. uranium district with most deposits suitable for ISR from sandstone-hosted mineralization and a total historic production of ~80 million pounds of U3O8[2];

■	Texas is a long-established pro-development jurisdiction in the U.S. for uranium production and is an energy friendly State.

■	Texas has identified deposits of approximately 141 million pounds U3O8 equivalent of in-situ mineralization remaining according to the U.S. Geological Survey (“USGS”);

■	The USGS estimates there is further potential to discover an approximate additional 220 million pounds of U3O8 in the South Texas Coastal Plain where our licensed production facilities are located.

■	enCore owns and operates three licensed South Texas CPPs that are capable of production using feed from multiple regional satellite IX systems located on outlying uranium deposits within an economic shipping radius.

Uranium market conditions are improving due to the realization of shifting market supply-demand fundamentals and a shift toward de-globalization in the nuclear industry. There are many factors contributing to the change in global fundamentals including continued deferment of re-starts of existing standby and new primary sources of supply, along with a continued increase in the number of operating nuclear reactors and reactors under construction. According to the World Nuclear Association, globally there are 436 reactors operating, 59 reactors under construction, and 111 reactors planned for construction.3 Nuclear energy, fueled by uranium, is gaining acceptance as a clean and reliable energy source, a clearly superior choice for the world. The growing urgency to reduce carbon emissions world-wide has pushed nuclear energy generation to the forefront, with the United States being the world’s largest consumer of uranium. Currently, the U.S. is completely reliant on imported uranium, but as geopolitical changes are forcing the shift to deglobalize supply chains, domestic nuclear power utilities are looking to the U.S. as a source of uranium to secure a domestic supply chain and diversify away from dependence on Russia, Kazakhstan, Uzbekistan, and China.

enCore’s business objective represents a powerful economic opportunity in the changing and growing uranium market and nuclear energy industry. Our strong technical team forms the basis for our strength with extensive expertise in ISR operations, reclamation, permitting and exploration. We have a broad set of uranium assets that provide a growing production pipeline that includes near-term production in Texas followed by pipeline projects in South Dakota and Wyoming with longer term production planned from our extensive resources in New Mexico. Our team enjoys access to a large collection of proprietary databases of United States assets allowing us exclusive benefits from historic exploration, development and production data generated over almost 100 years by a number of major companies including Union Carbide, W.R. Grace, UV Industries, Getty Oil, Uranium Resources and others.

With our diverse portfolio of uranium projects, enCore is prioritizing projects that will utilize ISR technology to produce uranium. ISR, when compared to conventional open pit or underground mining, requires less capital and operating expenditures with a shorter lead time to extraction and a reduced impact on the environment, including minimizing groundwater use. Compared to conventional underground and open pit uranium mining and milling, the historic worker safety record in the ISR segment of the industry has been unsurpassed in the mining industry overall.

[2]	Assessment of Undiscovered Sandstone Hosted Uranium Resources in The Texas Coastal Plain, U.S. Geological Survey, 2015
[3]	World Nuclear Power Reactors & Uranium Requirements, World Nuclear Association website, July 2023

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

To support our production pipeline and development plans, we have a uranium sales strategy exposing the company to a base level of projected income while preserving significant ability to realize opportunities in the spot market. This strategy assures that we will have committed sales to support the capital necessary for construction of new projects while maintaining flexibility to be opportunistic as market conditions continue to change in favorable ways. In 2021, we announced two term supply agreements, one with UG USA and one with a Fortune 150 U.S. nuclear utility. In 2022, we announced a third term supply agreement with a U.S. based nuclear utility; subsequently, we announced a 4th sales agreement with another Fortune 500 U.S. utility in February 2023. Our utility contracts are all spot related with minimum floor and maximum ceiling prices that are adjusted upward annually for inflation. Minimum floor prices are set at such levels to provide the Company a comfortable margin over its expected costs of operations in Texas while giving the Company participation in anticipated escalations of the price of uranium. Combined, we have secured 3.65 million pounds U3O8 in committed uranium sales contracts from 2023 to 2030. Three of the contracts provide the optionality to extend with an additional 1.65 million pounds U3O8 to 2032. We will continue to assess opportunities to secure future term agreements that will support our continued project and production growth strategies.

Our initial production strategy over the next 3 years is centered on our three fully licensed Texas CPPs located at Rosita, Alta Mesa and Kingsville Dome. Our CPP’s located at Rosita and Kingsville Dome are designed for, and fully capable of, processing feed resin from relocatable satellite ion-exchange (IX) plants employed at various deposits within a 100-mile radius of each plant. The Rosita CPP is expected to be operational by the end of November 2023 with the Alta Mesa CPP following in 2024. We exclusively utilize an alkaline chemistry to recover uranium that is formed using native groundwater, oxygen, and sodium bicarbonate (baking soda). Our uranium ore bodies are highly amenable to this chemistry. As uranium-loaded groundwater is pumped to the surface, uranium is collected on ion exchange resin and barren groundwater is refortified with oxygen and re-injected. At Alta Mesa, uranium-loaded groundwater will be pumped directly into the CPP, whereas at the satellite production areas loaded resin will be trucked to the CPP, where the uranium is recovered, concentrated, dried, and packaged. Barren resin is transported back to the satellite plant located at the production wellfield for re-use. This approach provides a low-cost production model that allows us to produce from a diverse set of uranium properties in multiple remote locations utilizing central plant locations.

Our fully licensed and 100% owned Rosita CPP is our starting point for our Texas production strategy. It is located approximately 60 miles from Corpus Christi, Texas and has an 800,000-pound U3O8 per year as built production capacity, having been recently modernized and refurbished in 2022. The plant is on schedule and on budget to meet the November 2023 production target. The Rosita Plant will act as the central processing site for the Rosita Extension, Rosita South, and Upper Spring Creek Uranium Projects.

In February 2023, we acquired 100% of the Alta Mesa Project from Energy Fuels, Inc. Our fully licensed and 100% owned Alta Mesa ISR Uranium CPP is located approximately 100 miles southeast of Corpus Christi, TX, and has a production as built capacity of 1.5 million pounds U3O8 per year through its ion exchange system located at the central plant. The facility has IX elution, precipitation, drying, and packaging as built capacity for 2.0 million pounds U3O8 per year. This capacity is designed to accept direct production feed to the IX columns in the plant and concurrently accept loaded resin from satellite locations. The Alta Mesa Project includes the existing and near-term production areas, including the fully permitted and authorized production areas 6 & 7. Alta Mesa has 9 additional mineral resource areas, described in the “Our Assets” section of this document. The project encompasses mineral leases on 200,000 acres of private land.

The Kingsville Dome Central ISR Uranium Processing Plant (Kingsville Dome CPP) is currently maintained to be available to increase production capacity as additional satellite plants and production wellfields are brought into production.

Simultaneous to advancing production in South Texas, we are advancing our production pipeline in other states where we have uranium projects. Notably, the advanced stage Dewey-Burdock Uranium Project (Dewey-Burdock) in South Dakota has demonstrated ISR resources, including a 2019 PEA citing robust economics. The project has its source material license from the U.S. Nuclear Regulatory Commission and its injection permits from the U.S. Environmental Protection Agency.

We are currently advancing work on the remaining permitting effort with the expectation that cash flow from our Texas operations will support the buildout of Dewey-Burdock for production. We have also started the initial permitting work to advance the Gas Hills Uranium Project (Gas Hills) as an ISR uranium recovery operation located in central Wyoming, approximately 60 miles west of Casper, WY. Gas Hills has a current resource and robust economics as described in a 2021 PEA. It is ideally located in the historic Gas Hills Uranium Mining District, a brownfield area of extensive previous mining. We have Dewey-Burdock and Gas Hills as our mid-term production assets within our planned production pipeline.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

Our assets in New Mexico represent a major long-term asset in our planned production pipeline. enCore has successfully acquired a dominant position in the historic Grants Uranium District in New Mexico. We control mineral rights over approximately 500 square miles containing significant uranium resources located in several different deposits. We are committed to the significant work necessary to overcome legacy issues related to historic uranium mining and milling in New Mexico and its effect on indigenous and local communities. We are executing an engagement strategy with local communities to educate one another and work together to realize economic and social benefits of collectively exploiting these significant resources in an environmentally superior way, unlocking the value of the assets to all parties’ benefit.

Additionally, we have significant mineral holdings in Wyoming, Arizona, Utah, and Colorado that can have their value unlocked through our non-core asset disposition program. We are amenable to various arrangements with 3rd parties including but not limited to outright sale, lease or in rare instances potential joint ventures of these non-core assets.

At enCore, we have a clear pathway to production across the United States and are focusing our expansion efforts within jurisdictions with well-established regulatory environments for the development of ISR uranium projects such as Texas and Wyoming. Both Texas and Wyoming are NRC Agreement states whereby the Nuclear Regulatory Commission has ceded its regulatory authority to the individual state regulators. This streamlined regulatory process is a demonstrable benefit to the uranium industry within these select states. We are leveraging the near-term production assets in South Texas to support our South Dakota-based Dewey-Burdock and Wyoming-based Gas Hills projects for mid-term production opportunities with advanced projects and established resources. We will leverage mineral rights in historically successful mining areas that have had past exploration and extraction activities. Our significant New Mexico uranium resource endowment provides long-term opportunities and the ability to establish mutually beneficial relationships with indigenous and local communities. We also support communities with local hiring and capital spending in the localities where we work.

In-Situ Recovery Technology

In-Situ Recovery (ISR) is a minimally invasive, environmentally friendly, and economically competitive way of extracting minerals from the ground. It has proven to be a successful method of extracting uranium and due to its cost efficiency, is economically viable to extract lower grade uranium deposits that may not justify the cost of conventional open pit or underground mining. In addition to significantly lower capital and operating costs, ISR operates without the open pits, waste dumps, or tailings associated with conventional mining and milling, making extraction more environmentally responsible while also resulting in a faster and more cost-efficient permitting, development and remediation process. ISR extraction is able to extract the uranium while leaving the surface intact, and when reclamation is completed, the surface is returned to its original state and use.

Since its first appearance in the 1960s, ISR technology has progressed considerably to the point where the process is a controllable, safe, and benign method of uranium production that is heavily regulated in the United States. ISR now accounts for approximately 56% of all the uranium produced worldwide.4 While some countries, such as Kazakhstan and Australia, still use harsh chemicals like sulfuric acid to remove the uranium from the ore body, enCore Energy only uses a lixiviant that is a combination of oxygen and sodium bicarbonate in the native groundwater, extracting uranium at a near neutral pH with significantly less environmental impacts.

ISR uranium extraction usually takes place in sandstone deposits, within a portion of the aquifer that the government has exempted from protection as an underground source of drinking water due to its mineral content preventing its use as a source of drinking water, such as uranium, radium, and other minerals. An ISR wellfield is developed using a series of production patterns that are made up of a series of injection and recovery wells. The injection well introduces the lixiviant, made up with native groundwater that is fortified with oxygen and sodium bicarbonate, to the uranium bearing sandstone. As the lixiviant is injected through the uranium bearing sandstone, the uranium is solubilized by the oxygen in the lixiviant, and the uranium-bearing lixiviant is carried through the sandstone to the recovery well. The recovery wells, equipped with submersible pumps, recover the uranium bearing lixiviant out of the sandstone and lift it to the surface. When the uranium bearing lixiviant is lifted to the surface, it is pumped into a surface collection system to be transferred to the ion exchange (IX) system. Surrounding the production patterns is a network of monitor wells that are used to observe the groundwater chemistry and hydrology to assure there are no impacts to adjacent underground sources of drinking water. The combination of the production patterns and the monitor well network constitute what is called a wellfield.

After the uranium bearing lixiviant reaches the IX system, it flows through a bed of IX resin where the uranium is removed from the lixiviant and loaded onto the IX resin beads. This is a process that is similar to a water softener. The barren lixiviant is returned to the wellfield, where it is refortified with oxygen and sodium bicarbonate, and reinjected into the uranium bearing sandstone. A small portion, approximately 1% of the total volume, of the barren lixiviant is held back from reinjection. This is called a “process bleed,” and it is intended to create a hydraulic sink in the wellfield to contain lixiviant within production patterns.

[4]	World Uranium Mining Production, World Nuclear Association website, May 2023

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

When the IX resin loads to capacity with uranium, it is regenerated, in a manner exactly as done for a water softener, using a salt solution that is rich in sodium bicarbonate. This process is called “elution”, and the product creates a uranium rich eluant. That eluant is transferred from the ion exchange system to the precipitation system. Using a series of additions of hydrogen peroxide, acid, and sodium hydroxide, the uranium is precipitated from the eluant and a uranium, “yellowcake,” slurry is created. It is then filtered and washed in a filter press, and then the yellowcake slurry is transferred to the drying system. The drying systems at enCore’s processing facilities use a low-temperature, zero emission, rotary vacuum drying system; the same equipment used for producing pharmaceuticals. The dried yellowcake is packaged into 55-gallon drums that are grouped in to shipping lots. Each shipping lot is then transported to a North American conversion facility, where it is weighed, sampled, and inventoried. That is the point at which we sell our product to our customers.

When the uranium orebody within an ISR wellfield is depleted, we are required to clean up the groundwater. During the process of extracting uranium from the orebodies using our lixiviant, we do change the groundwater chemistry within the production patterns. We restore the water quality of the groundwater using reverse osmosis technology to clean the impacted groundwater to a quality consistent with the groundwater chemistry prior to the start of lixiviant injection. This process does increase the amount of water that is consumed during wellfield operations, but for an average ISR wellfield, approximately 95% of the groundwater is preserved and retained at the end of the full production and restoration cycle. Once the government approves the groundwater restoration effort, the injection, recovery, and monitor wells are plugged and abandoned and the surface infrastructure is removed. The site is surveyed for residual contamination that may need to be removed, and then the wellfield is returned to its prior use.

The use of ISR technology in the U.S. has a documented strong environmental record. Several wellfields have been restored and released, with the former wellfields indistinguishable from the adjacent, unimpacted land. Additionally, the U.S. government, in several public documents has concluded that there have been no impacts to underground sources of drinking water by ISR uranium extraction or restoration. In contrast, the U.S. has several historic conventional uranium mines and mill tailings facilities that have had large and long-lasting documented impacts on the environment and drinking water.

ESG Principles

The long-term success of the Company requires the integration of sustainability into all aspects of our business. Leading environmental, social and governance performance is strongly correlated to strong financial performance and creation of long-term value for our shareholders and other stakeholders. This includes striving to meet the highest standards, contributing toward sustainable development and serving as responsible natural resource stewards to ensure we make positive and lasting impacts on the communities and nations where we operate. enCore is responsible to its shareholders, governments, and community stakeholders as we advance projects forward. enCore considers appropriate best practices and innovative methods to meet and exceed these responsibilities, within our financial means, to best serve our shareholders’ interests and align our Company with the communities where we live and work.

Environment

enCore is a development company that is committed to be a uranium production company. Uranium is the only fuel that is used for the clean air generation of electricity using nuclear power. Currently, in the U.S., nuclear power generates almost 20% of all the country’s electricity. At the same time, it represents more than half of the clean energy generated in the U.S. The advantage of nuclear power is that it can generate this electricity with a relatively small land footprint. As a comparison, a 40-acre nuclear power generating station will produce 1,000 Megawatts electric (Mwe) at nearly 100% capacity, and on a capacity basis, an equivalent wind generation facility would require almost 400,000 acres of land. Uranium, as a source of energy, provides similar benefits. According to the Department of Energy, one fuel pellet (the size of a pencil eraser) consisting of 4.95% U235 nuclear fuel has the same energy content as 17,000 cubic feet of natural gas, 3 barrels of oil, or one ton of coal.

The environmental advantages offered by ISR to produce uranium from construction, through production, and for reclamation ultimately allow for a minimal residual footprint throughout the mining cycle without the need for moving massive quantities of waste rock for backfill or a permanent impoundment containing tailings that must be monitored in perpetuity. We operate solely in the United States, where the most advanced environmental and safety regulations are in effect compared to much of the rest of the world.

enCore is committed to environmental performance:

●	We will manage production operations using best practices and innovative technologies, to protect underground sources of drinking water.

●	We will manage and monitor our production facilities using best practices and innovative technology to minimize and eliminate potential emissions and releases that have the potential to impact the environment or the public.

●	We will manage our activities for exploration, development, production, and reclamation to minimize our environmental footprint and limit land disturbance.

●	We will treat groundwater impacted by our uranium production activities and restore it to the water quality or class of use that existed prior to production.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

enCore supports nuclear energy by reliably supplying uranium for the generation of clean air energy, which:

●	Is carbon-free. It is the largest source of carbon-free electricity in the United States and protects our air quality by generating electricity without other harmful emissions.

●	Is a zero-emission clean energy source. According to the Nuclear Energy Institute (NEI), using nuclear power instead of carbon burning alternatives, the United States avoided more than 476 million metric tons of carbon dioxide emissions in 2019.

●	Produces minimal waste. All of the used nuclear fuel produced by the U.S. nuclear energy industry over the last 60 years would fit on a football field to a height of less than 10 yards.

●	Is reliable. Nuclear power plants are the most efficient source of electricity, operating 24/7 at a more than 93 percent average capacity factor. That’s more than two times the capacity factor of any other carbon-free source.

Social

At enCore, we begin by creating a strong, united workforce with a commitment to safety as a way of life. Safety is our first value and leading measure of excellence, and our governing Safety Principles apply to our employees, contractors, visitors, and vendors at our sites, and to any location where an employee is engaged in work activities. We approach safety with both vigilance and humility, understanding that incident-free workplaces can be achieved only by accountability and continuous improvement at all levels of our organization.

We seek a workforce that is comprised of diverse backgrounds, thoughts, and experiences. Our company strives to attract and retain the best people, develop their potential, and align their skills to important initiatives and activities. We believe in fostering an inclusive work environment built on mutual trust, respect, and engagement. And we invest in our employees through health and wellness programs, competitive benefits, and development opportunities. Empowered employees can empower others.

Our people are at the core of enCore’s ability to deliver business results and benefit our communities. We recognize that we must leverage the power of inclusion and diversity to continue to attract and retain the best people.

At enCore, we provide an essential product that enables economic prosperity and a better quality of life for individuals and communities worldwide. We are also providing employment opportunities, payroll taxes, royalties, and charitable contributions for the local communities where our employees live and work. Together, that economic activity generates throughout the value chain indirect economic benefits into the communities where we operate that supports direct contributions that create jobs and strengthen communities, including wages, taxes, capital investments and vendor contracts.

enCore has respect for Indigenous peoples, maintaining strong relationships and communications with those communities throughout the life of mine process. We believe in consultation as required under legislation in a dual path with community engagement. We are strong advocates for engaging with the community, governments, and indigenous communities in proactive and innovative manners early and often. Our proximity to communities contributes to the overall health of these communities.  We respect and incorporate language, spirituality, and ceremony at the request of the Indigenous community.

We support innovative economic and community engagement programs and strategies to ensure we bring community values into our projects. At all times we seek to create spin off benefits from our operations as a means of ensuring greater economic and social benefits.

Governance

enCore has corporate, health, safety, and environmental policies in place to ensure a safe workplace that is respectful of our employees.  Our health and safety policies are reviewed with regulators to ensure compliance and to protect our employees, communities, and shareholders. Our environmental policies address important issues including groundwater protection, waste minimization, and zero discharges. enCore will also assure that it maintains financial responsibility for groundwater restoration, decommissioning, reclamation, and release for unrestricted use as our activities grow and advance.

We seek a diverse and inclusive work force including employment of women and members of Indigenous communities. Our pay scales are competitive and meant to be equitable and fair for all employees.

Executive compensation is managed by an independent compensation committee with pay structures designed to reflect industry standards. Management represents a significant percentage of ownership and is motivated to make strategic business decisions designed to create benefit for all our shareholders.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

Corporate governance policies range from a Code of Conduct and social media guidelines to the prevention of insider trading and sharing of confidential information. We have policies in place to ensure we do not expose the Company to bribery, extortion and money laundering.

We strive to conduct ourselves in a respectful, professional, and accountable manner at all times.

Corporate Highlights for 2023

On January 18, 2023, the Company announced that its common shares (the “Common Shares”) had been approved for listing and trading on the NYSE American. The Company also announced that its Common Shares commenced trading at market open on the NYSE American on January 23, 2023, under the symbol “EU” and were delisted from the OTCQX.

On February 8, 2023, the Company announced that it had closed its public offering (the “Offering”), announced on January 25, 2023, of units (the “Units”) of the Company. Pursuant to the Offering, the Company issued a total of 10,615,650 Units at a price of C$3.25 per Unit for aggregate gross proceeds of C$34,500,862.50, including the full exercise of the over-allotment option granted to the Underwriters under the Offering. The Offering was conducted through a syndicate of underwriters led by Canaccord Genuity, as lead underwriter and sole bookrunner, and including Cantor Fitzgerald Canada Corporation and Haywood Securities Inc. (collectively, the “Underwriters”) pursuant to an underwriting agreement dated January 25, 2023, entered into among the Company and the Underwriters. Each Unit consists of one common share in the capital of the Company (each a “Unit Share”) and one-half of one common share purchase warrant (each a “Warrant”). Each Warrant entitles the holder thereof to purchase one common share of the Company (a “Warrant Share”) at a price of C$4.05 per Warrant Share for a period of 36 months following the closing of the Offering.

On February 15, 2023, the Company announced the closing of the acquisition of the Alta Mesa Project from Energy Fuels Inc. (the “Alta Mesa Acquisition”) under the same terms described in the November 14, 2022, announcement. The transaction provides the Company with its third licensed uranium in-situ recovery (ISR) processing plant and positions the Company as a leading US-focused ISR uranium company with the proven management expertise required to advance multiple production opportunities within its portfolio.

On February 21, 2023, the Company announced that it had secured its fourth uranium sales agreement with the addition of a purchase sales agreement (“Agreement”) with a Fortune 500-listed United States (“U.S.”) utility. The uranium sales agreement is a multi-year agreement commencing in 2027. It covers firm deliveries of 650,000 pounds of U308, with an option to deliver up to 400,000 pounds U308 under a two-year extended term, if exercised. The sales agreement is based on market pricing with a floor price well above our current projected costs of production and an inflation-adjusted ceiling price significantly higher than the current uranium spot market pricing providing the U.S. with assurance of domestic supply along with cost certainty.

On March 15, 2023, the Company announced that it had made a formal production decision for the resumption of uranium production from the Alta Mesa CPP in early 2024. Alta Mesa will be enCore’s second producing location following resumption of uranium production at the South Texas Rosita CPP scheduled for 2023.

On March 20, 2023, the Company announced that the petitioners to the Nuclear Regulatory Commission’s (NRC) granting of a Source Materials License to enCore Energy Corp’s wholly-owned subsidiary Powertech (USA) Inc. have declined to seek review by the U.S. Supreme Court. The NRC license is now final and fully effective. Confirmation of the NRC license clears the way for the resumption of proceedings in two additional legal challenges by the petitioners to the Dewey-Burdock Project final EPA Class III and V Underground well permits and aquifer exemption. Those challenges are based on some of the same issues decided in the NRC case.

On April 1, 2023, the Company completed its divestment of Belt Line Resources, Inc. and Hydro Restoration Corporation, which held the Company’s Moonshine, Bootheel, and Kaycee projects. In return, the Company received 19.9% of Nuclear Fuels, Inc.

In April of 2023, the Company completed the sale of 200,000 pounds of uranium pursuant to a sales contract with UG USA, Inc. for gross proceeds of $9,660,000.

In May of 2023, the Company completed its acquisition of all of the proprietary Prompt Fission Neutron technology and equipment, including related exclusive intellectual property, and global licensing rights from Energy Fuels Resources (USA) Inc. Total consideration paid in the transaction was $3,100,000.

In May of 2023, the Company announced it was set to join the Russell 3000® Index on June 26, 2023, according to a preliminary list of additions posted May 19, 2023 which was subsequently confirmed. Membership in the Russell 3000® Index, remains in place for one year, and means automatic inclusion in in the large-cap Russell 1000® Index or small-cap Russell 2000® value style indexes.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

In June of 2023, the Company filed prospectus supplements to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $70.0 million. Sales of the Common Shares, if any, will be made in “at-the-market distributions”, as defined in National Instrument 44-102 – Shelf Distributions, directly on the TSXV, the NYSE American (“NYSE American”) or on any other existing trading market in Canada or the United States or as otherwise agreed between the Lead Agents and the Company. The Offering is made by way of a prospectus supplement dated June 26, 2023 (the “Prospectus Supplement”) to the Company’s existing Canadian short form base shelf prospectus of US$140 million and U.S. registration statement on Form F-10, as amended (File No. 333-272609), dated June 12, 2023, and June 22, 2023, respectively (collectively, the “Offering Documents”). The Prospectus Supplement was filed with Securities Commissions in Canada and the U.S. Securities and Exchange Commission (the “SEC”) on June 26, 2023.

On July 10, 2023 the Company announced that it received 9,263,800 shares of Nuclear Fuels Inc. (CSE: NF) (formerly Uravan Minerals Inc.) in exchange for shares of a private BC company (also named Nuclear Fuels) which held uranium projects in Wyoming and Arizona. (enCore NR dated Nov 3, 2022).

On July 20, 2023, the Company completed its sale of the Marquez-Juan Tafoya Uranium Project to Anfield Energy Inc. for aggregate consideration of C$5,000,000 payable in cash and 185,000,000 common shares of Anfield. The deemed value of the share consideration at the time of closing is C$9,250,000 (based on a share price of C$0.05).

September 5, 2023, the Company provided an update from the South Texas Alta Mesa In-Situ Recovery (ISR) Uranium Central Processing Plant and Wellfield. Upgrades and refurbishments continue to advance as planned and on schedule for the 2024 resumption of uranium production. The Company also announced further positive results from the wellfield delineation drill program and a continuing advancement of the newly discovered mineralized zone at the Alta Mesa wellfield.

Through September 30, 2023, the Company issued a total of 10,420,653 common shares under its At-The-Market (ATM) equity offering program. The common shares were issued at an average share price of US$3.13 per share for gross proceeds of $32,592,700 and a commission of US$10,083 was paid to the Agent.

In September 2023, the Company paid $20,000,000 on the principal balance of its outstanding convertible note, resulting in an outstanding principal balance of $40,000,000 on September 30, 2023.

Highlights Subsequent to September 30, 2023

On October 5, 2023, the Company provided an update from the South Texas Rosita In-Situ Recovery (ISR) Uranium Central Processing Plant (CPP) and Wellfield. With minor supply chain interruptions and delays successfully resolved, enCore is looking forward to commencing production by the end of November 2023.

Subsequent to the period ended September 30, 2023, the Company paid off an additional $20,000,000 on the principal balance of its outstanding convertible note, resulting in an outstanding principal balance of $20,000,000.

On November 3, 2023, the Company received approval from Texas Commission on Environmental Quality on its application for renewal of the Radioactive Material License for its Rosita, Kingsville Dome, and Vasquez projects.

Industry Trends and Outlook for the Quarter

According to the World Nuclear Association, globally, there are currently 436 operable reactors and 59 reactors under construction.5 Many nations that have deployed nuclear power are appreciating its clean energy and energy security benefits, reaffirming their commitment, and developing plans to support existing reactor units while reviewing and developing policies to encourage more nuclear capacity. Several non-nuclear countries have also emerged as candidates for new nuclear capacity. In the European Union (EU), specific nuclear energy projects have been identified for inclusion under its sustainable financing taxonomy and are therefore eligible for access to low-cost financing. In some countries where phase-out policies were previously in place, there have been policy reversals and potential reactor life extensions with public opinion polls showing growing support. In the U.S., several utilities have announced life extensions and power uprates of existing, operating reactors because of government policy changes that are directly supporting nuclear power. With several reactor construction projects recently approved and many more planned around the world, demand for uranium fuel continues to increase.

[5]	World Nuclear Power Reactors & Uranium Requirements, World Nuclear Association website, August 2023

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

Timelines for Supply Shortage Events in the Uranium Sector:

150
100
50
0
URANIUM
1
2
3
4
5
6
7
8
9
10
March 2007-June 2009
Financial Crisis
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Uranium Spot Price (USD)

History of Events

1. April 2003	McArthur River Mine Flood
2. December 2003	Rosing Mine 2007 Mine Closure Announced
3. Nov – Dec 2005	Rosing Mine Labour Issues
4. April 2006	Cigar Lake Mine Flood
5. October 2006	Cigar Lake Mine Flood II
6. February 2007	Ranger Mine Flood
7. August 2008	Cigar Lake Mine Flood III
8. September 2008	Lehman Brothers Bankruptcy
9. Sept – Oct 2008	Global Market Crash
10. March 2011	Fukushima Tsunami

NYSE American:EU | TSX.V:EU 29

Source: UxC, LLC

As we saw in 2022, ongoing geopolitical events, the global focus on the climate crisis, and energy security concerns have continued to provide tailwinds to the nuclear energy industry and further highlighted the supply and demand challenges. In 2023, uranium prices reached levels not seen since 2011, driven by a tightened uranium market and growing security of supply concerns. The market saw unrest in Kazakhstan at the outset of 2022 raising concerns about the more than 40% of global uranium supply that originates from Kazakh production. More significantly, it was the Russian invasion of Ukraine in late-February 2022 that was a transformational event for our industry. The war continues to broadly impact our market in 2023 with parts of Ukraine, including the Zaporizhzhia Nuclear Power Plant, remaining under Russian control.

As an outcome of these developments, we believe that there is a geopolitical realignment for uranium markets, along with energy markets overall. As nuclear energy is seen as a key source of clean energy, it is also recognized for providing secure and affordable energy. Currently, Russia supplies approximately 5% of uranium concentrates6 globally, 38% of conversion capacity7, and 46% of enrichment capacity8. The realignment is highlighting security of supply risk with a growing primary supply gap and shrinking secondary supplies, while increasing the focus on origin of supply. To address this risk, utilities continue to evaluate their nuclear fuel supply chains. Through the second quarter of 2023, fuel buyers continued contracting to secure their long-term requirements for conversion and enrichment services. Additionally, we are seeing utilities returning their focus to the uranium required to feed into those services, as evidenced by higher prices across the fuel cycle and annual contracting activity that is getting closer to the rate required to replace what is consumed annually, which we have not seen in over a decade. Therefore, we expect there will be continued competition among utilities to secure long-term contracts for uranium products and services with proven producers who demonstrate strong environmental, social and governance (ESG) performance and from assets in geopolitically attractive jurisdictions, on terms that will ensure the availability of reliable supply to satisfy demand.

[6]	World Uranium Mining Production, World Nuclear Association website, May 2023
[7]	Conversion and Deconversion, World Nuclear Association website, January 2022
[8]	Uranium Enrichment, World Nuclear Association website, October 2022

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

Over the last decade, the uranium industry has seen underinvestment in new production capacity, and because of persistent low uranium prices, many producers, including the lowest cost producers, made decisions to leave uranium in the ground or idled capacity to preserve long-term value of their resources. Further, unplanned supply disruptions related to the impact of the COVID-19 pandemic and associated supply chain challenges disrupted uranium mining and processing activities. Despite the increase in prices across most segments of the fuel cycle, there has been no material increase in global production due to increased costs, inflationary pressures and uncertainty regarding the continuing and changing geopolitical conditions. To further support these industry trends, the World Nuclear Association released its 2023 edition of the Nuclear Fuel Report. The report highlights that nuclear power continues to meet 10 percent of the global electricity demand, accounts for 25 percent of low carbon electricity production, and is expected to play a growing role in future energy supply and a low-carbon economy. Notably, geopolitical instability has led to increased interest in nuclear power for energy security. Three scenarios for nuclear generating capacity are presented in the report, and referred to as Lower, Reference, and Higher Scenarios. In the Reference Scenario (informed by government & utility targets), total nuclear capacity is expected to increase to 444 GWe by 2030 and 686 GWe by 2040, including 35 GWe of generic small modular reactor (SMR) capacity. In the Lower Scenario, nuclear capacity is projected to reach 409 GWe by 2030 and 487 GWe by 2040. In the Upper Scenario, the figures show a higher increase with 490 GWe nuclear capacity by 2030 and 931 GWe by 2040. The report notes that primary production from uranium mines, conversion, and enrichment plants continue to supply the majority of the demand from nuclear reactors. Secondary supply is projected to have a gradually diminishing role in the market, decreasing from the current level of 11-14 percent of global reactor uranium requirements to 4-11 percent by 2040, depending on the scenario.9

Further driving supply chain uncertainty, uranium is a highly trade-dependent commodity and certain sanctions on Russia, government restrictions, and restrictions on and cancellations of some cargo insurance coverage are creating transportation and further supply chain risks for fuel supplies coming out of Russia and Central Asia. Nearly 80% of primary production is in the hands of state-owned enterprises, over 70% comes from countries that consume little-to-no uranium and nearly 90% of consumption occurs in countries that have little-to-no primary production. Additionally, transportation of uranium products from Central Asia and Russia has created additional market uncertainty as alternate supply routes to the St. Petersburg transportation route are developed in regions affected by other geopolitical issues; as an example, the conflict between Azerbaijan and Armenia continues. 10

Sources of uranium for U.S. nuclear power plants, 1950-2021

million pounds of uranium oxide
70
60
50
40
30
20
10
0
1950
1960
1970
1980
1990
2000
2010
2020
domestic concentrate production
purchased imports
U.S. power plant purchases from domestic suppliers

Data source: U.S. Energy Information Administration, *Monthly Energy Review*, Table 8.2, June 2022
Note: Data withheld for U.S. power plant purchases from domestic suppliers in 2019 and for domestic production in 2020 to avoid disclosure of individual company data.

Some of the more significant developments affecting supply and demand during the quarter include:

United States Government Policy

●	On July 27, the US Senate voted in favor (96-3) of establishing a Nuclear Fuel Security Program aimed at bolstering US domestic supplies of uranium for nuclear power generation. The bipartisan Nuclear Fuel Security Act was introduced in February 2023 by Senator John Barrasso (R-WY) and co-sponsored by Senators Joe Manchin (D-WV) and James Risch (R-ID). The favorable vote includes the amendment (S.Amdt. 999) in the Fiscal Year 2024 National Defense Authorization Act (NDAA) (S. 2226).

●	US President Joe Biden blocked expanded uranium mining around the Grand Canyon by declaring the area a new national monument, White House officials said on August 7. The area is already off limits to new mining under a 20-year moratorium that the Obama administration imposed in 2012. That moratorium, slated to expire in January 2032, allows only a handful of mining projects to advance while providing federal regulators time to study the effects of mining on watersheds and aquifers in the parched region. The area contained within the designated monument area is known to contain significant uranium resources and some of the highest-grade deposits in the United States. 11 12

[9]	The Nuclear Fuel Report - Global Scenarios for Demand and Supply Availability 2023-2040, World Nuclear Association, https://www.world-nuclear.org/our-association/publications/global-trends-reports/nuclear-fuel-report.aspx
[10]	“The Nucleus of Uranium Transport: Kazatomprom’s Trust in the Trans-Caspian International Transport Route”, Akhtar, S. BNN Network, September 2023
[11]	“Arizona Strip region has yielded uranium ore for decades”, Arizona Daily News, Ascarza, W., June 2015
[12]	Uranium Producers of America, Uranium in America, Uranium in Arizona, https://theupa.org/uranium_in_america/

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

Global Market Developments

●	Sprott Physical Uranium Trust (SPUT) has purchased about 2.9 million pounds U3O8 thus far in 2023, bringing total purchases since inception to over 43 million pounds U3O8.[13] The challenging equity markets in recent months have contributed to SPUT shares often trading at a discount to net asset value, affecting its ability to raise funds to purchase uranium; no uranium purchases occurred during the second quarter.

●	In July, the Ontario government started pre-development work to site the first large-scale nuclear build in over three decades to prepare for rising electricity demand, power electrification, and fuel the province’s strong economic growth. Additionally, the Ontario government announced that it is working with Ontario Power Generation (OPG) to start planning and licensing three additional SMRs, for a total of four SMRs at the Darlington nuclear site. Once deployed, these four SMRs would produce a total of 1,200 MWe to meet increasing demand for electricity and fuel regional economic growth. Subject to Ontario Government and Canadian Nuclear Safety Commission regulatory approvals on construction, the additional SMRs could come online between 2034 and 2036.

●	In September, Bruce Power’s Unit 6 (817 Mwe PHWR) was renewed and connected to Ontario’s electricity grid, following its Major Component Replacement (MCR) outage.

●	In August, the government of Canada announced further sanctions on certain Russian individuals accused of supporting the ongoing war in Ukraine, which focus on those involved with banks, defense companies, and the nuclear sector.

●	In August, the Swedish government said this week it would remove limits on the number of commercial nuclear reactors allowed in Sweden and simplify the permit process for new reactors. Further, in September, Sweden’s state-owned power company Vattenfall took the next step in preparing for new nuclear power capacity at the Ringhals Nuclear Power Plant. New nuclear power at Ringhals will require access to more land on the Väröhalvön (Värö Peninsula) and, as a result, Vattenfall is starting work on property purchases in the area.

●	In July, India’s Kakrapar Unit 4 of State-owned Nuclear Power Corp. of India Limited (NPCIL) started commercial operation of the first 700 MW nuclear reactor at the Kakrapar Nuclear Power Plant project in India’s western coastal state of Gujarat. Kakrapar Unit 4 is the country’s first indigenously developed nuclear reactor.

●	In July, Kansai Electric Power Co. restarted Unit 1 (780 Mwe), a Pressurized Water Reactor (PWR) at its Takahama Nuclear Power Plant in Fukui Prefecture, Japan. The utility announced that Unit 1 was restarted on July 28 and reached criticality on July 29. Following a series of tests, an inspection will be conducted in August.

●	In September, the Company announced it had restarted Unit 2 (780 MWe PWR) at its Takahama Nuclear Power Plant after the reactor was removed from service more than 12 years ago. With the restart of Takahama Unit 2, Japan now has 12 reactors that have resumed operation since a fleet-wide closure for inspections and safety upgrades following the March 2011 Fukushima accident.

●	Chugoku Electric Power announced plans to restart Unit 2 (789 MWe BWR) at its Shimane Nuclear Power Plant in August 2024 if it gains regulatory approval. The regional utility submitted a restart plan for the unit to the Nuclear Regulation Authority (NRA) after the agency approved a construction plan to implement countermeasures against accidents.

●	In July, Pakistan held a groundbreaking ceremony for a project that will see the country’s largest nuclear power plant built by China at an estimated cost of at least US$3.5 billion. The 1,200 MWe plant will be built at the existing Chashma Nuclear Power Plant in Punjab, Pakistan. The plant, known as Chashma-5, will feature China’s domestically developed third generation PWR technology, the Hualong One reactor with advanced safety and security features.

●	In July, the Polish government announced that it had granted a decision-in-principle for Polskie Elektrownie Jądrowe (PEJ) to build the country’s first nuclear power plant in Pomerania.

●	On July 17, US-based Westinghouse Electric Co. signed memorandums of understanding (MoU) with Slovak state-owned nuclear company JAVYS on the potential deployment of AP1000® reactors and AP300™ small modular reactors (SMR). In August, the power output of the new Unit 3 (440 MWe VVER) at Slovakia’s Mochovce Nuclear Power Plant was increased from 75 to 90 percent as energy start-up tests continued.

●	In August, Unit 1 of the Tricastin Nuclear Power Plant in southern France was granted an operating extension for an additional 10 years, making it the first French power reactor licensed to operate beyond 40 years

●	On August 30, The Egyptian Nuclear and Radiological Regulatory Authority (ENRRA) approved plans to build a fourth and final reactor at the El Dabaa Nuclear Power Plant with a capacity of 1,200 MWe, the government confirmed.

●	In August, South Korea’s Nuclear Safety and Security Commission provided final approval for the operation of Shin-Hanul Unit 2 (1,340 MWe PWR), located in the coastal county of Uljin, 135 miles (218 kilometers) southeast of Seoul.

[13]	https://www.sprott.com/investment-strategies/physical-commodity-funds/uranium

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

●	In September, Cameco reported that challenges at the Cigar Lake Mine and Key Lake Mill in Saskatchewan, Canada are expected to impact the company’s 2023 production forecast. At the Cigar Lake Mine, Cameco said it now expects to produce up to 16.3 million pounds U3O8 (100% basis) this year, down from the previous forecast of 18 million pounds U3O8 (100% basis). Production from the McArthur River/Key Lake operations for 2023 is anticipated to be 14 million pounds U3O8 (100% basis), down from the previous forecast of 15 million pounds U3O8 (100% basis).

●	On July 26, a coup d’état in the uranium-rich West African nation of Niger after members of the Presidential Guard detained President Mohamed Bazoum inside his palace in the capital city of Niamey. Subsequently in August, French nuclear group Orano stated it will cease the processing of uranium ore at one of its facilities in Niger due to international sanctions against the military junta, which are affecting logistics, following the coup d’etat in July. Further, Orano has announced that due to the ongoing closure of Niger’s main supply corridor and diminishing stocks of chemical products, the SOMAÏR uranium site has implemented a gradual reorganization of work by bringing forward its maintenance activities. In a September 13 statement, Orano noted that since events related to the coup d’etat its teams on the ground have been mobilized to ensure business continuity at the Arlit and Akokan sites, as well as at headquarters in Niamey, with the support of teams in France.

US Market Events

●	In July, UK-based uranium enricher Urenco announced it had approved an investment to expand enrichment capacity at its US site in the state of New Mexico. “New commitments from US customers for non-Russian fuel underpin this investment, which will provide an additional capacity of around 700 tonnes of SWU per year, a 15 percent increase at UUSA, with the first new cascades online in 2025,” Urenco added.

●	In July, US-based TerraPower and Centrus Energy Corp. announced the signing of a new memorandum of understanding (MoU) to “significantly expand their collaboration aimed at establishing commercial-scale, domestic production capabilities for high-assay, low-enriched uranium (HALEU),” which will supply TerraPower’s first-of-a kind NatriumTM reactor and energy storage system.

●	In July, US utility Energy Northwest and X-energy Reactor Co., LLC, a developer of advanced SMRs and fuel technology for clean energy generation, signed of a joint development agreement (JDA) for up to 12 Xe-100 advanced SMRs in central Washington capable of generating up to a total of 960 MWe.

●	Duke Energy Corp. has proposed building a small modular reactor (SMR) at a North Carolina power plant and ending the facility’s decades-long use of coal, as part of a revised plan to supply the region’s growing electricity needs. The Belews Creek Steam Station would house an SMR as part of a proposed Integrated Resource Plan the Charlotte-based utility submitted to North and South Carolina regulators on August 15, which is designed to increase electricity supply while cutting greenhouse gas emissions.

●	US-based nuclear fuel supplier Centrus Energy Corp. expects to start first-of-a-kind production of High-Assay Low-Enriched Uranium (HALEU) next month at the American Centrifuge Plant in Piketon, Ohio, two months ahead of schedule. The capacity of the 16-centrifuge cascade will be moderate, approximately 900 kilograms of HALEU annually, but with adequate funding and offtake commitments, Centrus could expand production considerably, the company said in a September 6 statement.

●	Following delays due to spring weather conditions and operational difficulties in June, Honeywell restarted its uranium conversion facility in Illinois. In a July 11 letter to customers, the restart of its Metropolis plant, which was shut down for six years, has been closely monitored by market participants and provides much-needed relief on the supply side, which is under increasing pressure due to concerns regarding potential disruptions in delivery of fuel supplies from Russia.

●	Georgia Power, a subsidiary of Southern Co., on July 31 declared that Plant Vogtle Unit 3 (1,117 MWe PWR) has entered commercial operation in the US state of Georgia.

●	In July, The US Nuclear Regulatory Commission authorized Southern Nuclear Operating Co. to load fuel and begin operation of Unit 4 (1,117 Mwe PWR) at the Vogtle Nuclear Power Plant in Georgia. In August, Georgia Power announced that it had started the process to load fuel into Unit 4 at Plant Vogtle, marking a pivotal milestone toward startup and commercial operation of the second new unit at the site in Georgia.

●	In August, Xcel Energy announced that it had received approval from the Minnesota Public Utilities Commission (PUC) to extend the operation of the Monticello Nuclear Power Plant through 2040, which marks a major step toward continuing to provide reliable, carbon-free energy while meeting the state’s carbon-reduction goals.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

Our Assets

A Production Strategy Built on Existing, Licensed, and Near-term ISR Uranium Projects

The Company advises that it is not basing its production decisions at Rosita on a feasibility study of mineral reserves demonstrating economic and technical viability. The production decision is based on known past In-Situ Recovery (ISR) and processing operations at that production facility and surrounding lands. However, the Company understands that there is increased uncertainty, and consequently a higher risk of failure, when production is undertaken in advance of a feasibility study. The Company has determined to proceed with a production decision based on past operations at Rosita, including past ISR operations in the known mineral resource areas.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

NI 43-101 Mineral Resources

Pathway to production assets

Alta Mesa Project, South Texas	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Indicated mineral resource (ISR)	1.57	0.109	3.41
Inferred mineral resource (ISR)	7.00	0.120	16.79

Dewey-Burdock Project, South Dakota	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Indicated mineral resource (ISR)	7.39	0.116	17.12
Inferred mineral resource (ISR)	0.65	0.055	0.71

Gas Hills Project, Wyoming	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Measured & Indicated mineral resource (ISR)	3.83	0.101	7.71
Inferred mineral resource (ISR)	0.41	0.052	0.43
Measured & Indicated mineral resource (non-ISR)	3.2	0.048	3.06
Inferred mineral resource (non-ISR)	0.12	0.030	0.06

Crownpoint & Hosta Butte Project, New Mexico	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Indicated mineral resource (ISR)	10.96	0.117	25.7
Inferred mineral resource (ISR)	2.39	0.121	5.87

Other assets

Juniper Ridge Project, Wyoming	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Indicated mineral resource (non-ISR)	5.14	0.058	6.01
Inferred mineral resource (non-ISR)	0.11	0.085	0.18

Aladdin Ridge Project, Wyoming	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Indicated mineral resource (ISR)	0.47	0.111	1.04
Inferred mineral resource (ISR)	0.04	0.119	0.10

Centennial Project, Colorado	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Indicated mineral resource (ISR)	6.87	0.090	10.37
Inferred mineral resource (ISR)	1.36	0.090	2.33

Historic Mineral Resources – Significant Projects	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Nose Rock (non-ISR)	11.80	0.148	35.00
West Largo (non-ISR)	2.90	0.300	17.20
Ambrosia Lake (non-ISR)	2.00	0.176	7.10
Total Historic Mineral Resources			59.30

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

MONTANA
Basin
Aladdin
SOUTH DAKOTA
Gas Hills
Powder River Basin
Dewey-Burdock
WYOMING
LMB
Shirley Basin
Dewey Terrace
NEBRASKA
Juniper Ridge
Centennial
UTAH
COLORADO
Nose Rock
Grants Mineral District *
Crownpoint & Hosta Butte
Ambrosia Lake Treeline
West Largo
ARIZONA
NEW MEXICO
TEXAS
Butler Ranch
Upper Spring Creek
MEXICO
Rosita
Kingsville Dome
Alta Mesa
0 50 100 Miles
N
W
E
S

INDEX MAP
500 mi

Legend

enCore energy

- Central Processing Plants & Projects
- Pipeline to Production Projects
- Key Projects
- Other Projects
- Uranium Districts

* enCore Energy controls ~50 % (468 sq. mile) of the mineral rights in the Grants Mineral District

United States

enCore Energy Projects

EU_US_MidWest_RegionalMap	DATE: Aug 08/2023
US National Atlas Equal Area	REV: 2

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

500000
750000
3149934
2999934
TEXAS
MEXICO
Butler Ranch Project
Victoria
Bay City
Upper Spring Creek
Brevard Area Project
Upper Spring Creek
Brown Area Project
35
37
Rosita
Processing
Facility
Rosita Project
Alice
enCore Energy
Corporate Office
Corpus
Christi
Laredo
Kingsville
Kingsville Dome
Processing Facility
Alta Mesa
Uranium
Project
Alta Mesa
Processing
Facility
Gulf of
Mexico
INSET MAP
TEXAS
500
mi
LEGEND
Processing Facilities
South Texas Uranium Belt
Jones Ranch Uranium Lease Option
Jones Ranch Property
Boundary
0
25 mi
PROJECTION
NAD 1983 UTM Zone 14N
DATUM
NAD 1983
FILE NO.
enCore
energy
ISR Uranium Projects
South Texas
Regional Location Map
PROJECT NO.
EE_TX
DWN
TX
CKD
IM
APVD
REV
1
OFFICE
Texas
DATE
Aug 08/2023
Figure 1-1

South Texas in-Situ Recovery Uranium Processing Plants and Projects

enCore Energy is focused on executing our production plan in South Texas starting at Rosita Project in 2023 and closely followed by the Alta Mesa Project in 2024. Both projects have licensed and permitted processing facilities and production areas.

Rosita Central In-Situ Recovery Uranium Processing Plant & Project (“Rosita”), South Texas

Highlights:

●	One of enCore’s key assets in advancing production in November 2023, the plant is located approximately 60 miles west of Corpus Christi, Texas and covers over 2,700 acres of mineral rights and plant facilities.

●	A fully licensed ISR production facility with a production capacity of 800,000 pounds of U3O8 per year; anticipated start of production in 2023 from the Rosita Extension as Production Area Authorization 5 (PAA-5).

●	The Rosita CPP will receive uranium loaded resins from various remote South Texas projects and satellite wellfields.

●	Historic production – 1990 to 1999 with 2.65 million pounds U3O8 pounds produced from nearby production areas.

●	The Rosita CPP refurbishment and upgrades were completed in 2022 and has infrastructure in place to increase capacity substantially when needed.

The Rosita CPP is the Company’s initial focus for production in November 2023. The Rosita property holdings consist of mineral leases from private landowners and cover approximately 2,700 gross and net acres of mineral rights. All of the leases for the Rosita area provide for payment of sliding scale royalties based on the price of uranium, ranging from 6.25% to 18.25% of uranium sales produced from the leased lands. Under the terms of the leases, the lands can be held after the expiration of their primary and secondary terms, if restoration and reclamation activities remain ongoing. The leases initially had primary and secondary terms ranging from 2012 to 2016, with provisions to extend the leases beyond the initial terms. The Company holds these leases by payment of annual property rental fees ranging from $10 to $30 per acre.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

The Rosita Project is located in Duval County, Texas. The facility is located within the South Texas uranium province, about 22 miles west of the town of Alice. The plant at Rosita was constructed in 1990 and is located on a 200-acre tract of land owned by the Company. It was originally designed and constructed to operate as an up-flow ion exchange facility, in a similar manner to the Kingsville Dome CPP. Resin was processed at the Rosita CPP, and the recovered uranium was precipitated into slurry, which was then transported to Kingsville Dome for final drying and packaging.

Production from the Rosita CPP began in 1990 and continued until 1999, when it was placed on standby. Initial production of uranium from the Rosita CPP, utilizing the ISR process, commenced in 1990 and continued until July 1999. During that time, 2.65 million pounds of U3O8 were produced. Production was halted in July of 1999 due to depressed uranium prices, and it resumed in June 2008. Technical difficulties, coupled with a sharp decline in uranium prices, led to the decision to suspend production activities in October 2008. No production has occurred at the Rosita Project since that time. In the 2007-2008 period, upgrades were made to the processing equipment and additions to the facility were installed, including revisions to the elution and precipitation circuits, and the addition of a full drying system. Construction terminated when the plant was 95% complete due to production and price declines. The current plant is anticipated to have an operating capacity of 800,000 pounds of U3O8 per year when production commences. One satellite ion exchange system is in place at the Rosita project, but it only operated for a short period of time in 2008. A second satellite ion exchange system will be constructed to accommodate expected production from the wellfield that is currently under construction. On November 1, 2022, the Company announced that it had completed the refurbishment of the Rosita ISR Central Processing Plant, a key step toward the goal of the Company becoming the next producer of American uranium. In April 2023, the wellfield for Rosita Extension was completed, and the installation of the surface and electrical infrastructure commenced. The construction of the 1,000 GPM satellite IX system to service the Rosita Extension wellfield commenced in May 2023. The construction of the surface infrastructure, including pipelines, oxygen supply, manifolds, metering, and electrical connections continued through the third quarter.

Access to the Rosita Project is good, from an improved company-owned private drive that connects with an unpaved but maintained county road, which in turn connects with Texas Farm to Market Road 3196, about one mile northeast of the intersection of State Highway 44 and FM 3196 in Duval County. Electrical power for the Rosita Project is readily available, with an industrial-scale power line extending to the Rosita CPP.

Uranium mineralization at the Rosita Project occurs as roll-fronts hosted in porous and permeable sandstones of the Goliad Formation, at depths ranging from 125 to 350 feet below the surface. Additional potential for roll-front mineralization exists between 500 and 700 feet in the Oakville Formation and is the subject of current exploration efforts.

The Rosita Project is comprised of four Texas Commission on Environmental Quality (TCEQ) authorized production area authorizations (PAA). Production areas 3 and 5 contain limited uranium resources. The company completed the final phase of TCEQ required stabilization in production areas 1 and 2. The Company began plugging wells in production areas 1 and 2 in 2014 and completed those activities in 2016. Completion of the surface reclamation in production areas 1 and 2 was temporarily halted in 2019 and resumed in early 2020 with completion anticipated in 2023, pending acceptance by the TCEQ. The Company received approval of production area 5, authorizing injection in the Rosita Project Extension wellfield in September.

In November 2023, the Company received approval from TCEQ for the renewal of its radioactive material license for the Rosita Project. The underground injection control permit, issued on October 14, 2014, remains in good standing. Production could resume in areas already included in existing production area authorizations. As new areas are proposed for production, additional authorizations from TCEQ under the permit will be required. The waste disposal well permit has been renewed.

Satellite Operations for the Rosita Project

Rosita Project Extension, Duval County, Texas – The Company has advanced wellfield development within the Rosita Project radioactive materials license and injection permit boundaries. The mineral resources in this area were never produced and present a rapid opportunity for early production. The Company is completing installation of production patterns in the production area and has been followed quickly by the installation of the necessary infrastructure to operate with a satellite ion exchange system. Production will commence in November 2023.

Rosita South, Duval County, Texas – The Company announced positive results from its on-going uranium delineation and exploration drill programs at its 100% owned Rosita South project. The Project is adjacent to the Rosita CPP. The Rosita South Project area provides one of the most optimal sources of satellite feed for the Rosita CPP. Thirty-two drill holes were reported for a total of approximately 11,000 feet including 20 delineation drill holes and 12 deep exploration drill holes. The exploration drilling has identified 8 mineralized sands plus an additional 4 potentially mineralized sands, all within 800 feet of the surface, which provide opportunities for discovery of future uranium resources across the entire Rosita Project. Delineation drill results established an extension of mineralization in the future Production Area which supports the start-up of production. Further work on this project area has been deferred as drilling commenced on the Rosita Extension and the Company’s Alta Mesa Uranium Project. Further evaluation of historic and current data is in progress to prioritize prospective resource areas within the project area.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

Butler Ranch Project, Karnes County, Texas - The Company acquired the Butler Ranch Project from Rio Grande Resources in 2014, as part of a larger property exchange. The property is comprised of non-contiguous fee leases that cover an area of about 438 acres of mineral rights. The Project is in the southwestern end of Karnes County, Texas, about 45 miles southeast of the city of San Antonio, and 12 miles northwest of the town of Kenedy. The Project is situated in the southwestern end of the Karnes County uranium mining district, which was one of the largest uranium production areas in Texas.

Upper Spring Creek Project, Live Oak and Bee Counties, Texas -The Company acquired several mineral properties located in South Texas, within the area generally described as the Upper Spring Creek Project (USC) area. The Project is currently comprised of two distinct areas: USC-Brown Area (Live Oak County) and USC Brevard Area (Live Oak and Bee Counties). The USC-Brown Area Project is currently comprised of both Company-owned properties and both non-contiguous and contiguous fee leases that cover an area of approximately 510 acres of surface and mineral rights, and the Company is actively acquiring additional mineral properties for this Project. The USC Brevard Area is currently comprised of a single lease of approximately 274 acres of surface and mineral rights. As with USC Brown Area, the Company is actively acquiring additional mineral properties for this Project. These properties are intended to be developed as satellite ion-exchange plants that will provide loaded resin to the Rosita CPP.

Alta Mesa In-Situ Recovery Uranium Processing Plant and Associated Projects (“Alta Mesa”), South Texas

Highlights:

●	Fully licensed past-producing plant & existing resource located 80 miles from the Rosita CPP and 75 miles from the Kingsville Dome CPP

●	Total operating capacity of 1.5 million pounds of uranium/year; planned production starting in 2024

●	200,000+ acres of private land in South Texas uranium belt with exploration opportunities

●	Current development activities include a wellfield delineation and production pattern installation.

●	Refurbishment of the idled Alta Mesa ISR Uranium Processing Plant is ongoing, in anticipation of the planned production restart in 2024.

●	The Alta Mesa mine area contains existing resources and includes multiple PAAs yet to be developed.

●	Mesteña Grande prospective target areas include uranium mineral bearing sandstones of the Goliad Lagarto, and Oakville Formations contained within approximately 52 linear miles of stacked geochemical reduction-oxidation contacts and mineralized uranium roll-fronts; only 5 miles have been closely drilled out to date.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

The CPP is located on a 45-acre surface tract, 100% owned by enCore, within the existing mining lease area. The CPP was expanded in 2008 to allow it to operate at 7,500 gallons per minute and recover uranium on ion exchange resin at a rate of 1.5 million pounds U3O8 per year, and the yellowcake drying and packaging system was increased to 2 million pounds U3O8 per year. The CPP is connected directly to the production areas through pipelines due to the proximity of the nearby uranium ore bodies. For more distant uranium ore bodies, the CPP can be modified to accept loaded resins transported from satellite IX systems in a manner similar to the planned operations at our Rosita Project.

The Alta Mesa and Mesteña Grande Projects area is located in both Brooks and Jim Hogg Counties, Texas. Alta Mesa is an ISR uranium project, and past producer consisting of two distinct properties: the Alta Mesa property, which is comprised of the Alta Mesa mine area and processing facility, South Alta Mesa (SAM) and the Indigo Snake area; and, Mesteña Grande, which is comprised of Mesteña Grande Goliad (MGG) Mesteña Grande North (MGN), Mesteña Grande Central (MGC), Mesteña Grande Alta Vista (AV), and El Sordo East (ESE) and El Sordo West (ESW). The Project’s CPP and mine office are located at the Alta Mesa property approximately 11 miles west of the intersection of US 281 and Ranch Road 755, which is also 22 miles south of Falfurrias, Texas.

The Alta Mesa and Mesteña Grande Projects consists of uranium mining and exploration leases for uranium ISR mining (4,598 acres) and Mineral Options (195,501 acres) comprising some 200,099 total acres consisting of acreage associated with currently approved mining permits issued by the Texas Commission on Environmental Quality (“TCEQ”) and exploration permits approved by the Railroad Commission of Texas covering the mine area and nine large prospect areas. The Alta Mesa Project is located within a portion of the private land holdings of the Jones Ranch, founded in 1897 and includes surface and mineral rights as well as oil and gas and other minerals including uranium. Active uses of the lands in addition to uranium exploration and production activities include agricultural use (cattle), oil and gas development, and private hunting. Previous owners include Chevron Resources Company, Total Minerals, Cogema Mining, Inc., Uranium Resources, Inc., Mesteña Uranium, LLC (MULLC), formed by landowners, and Energy Fuels, Inc. In 2016, Energy Fuels, Inc. acquired the Project from MULLC. In November 2022, enCore and a subsidiary of Energy Fuels, Inc. executed a Membership Interest Purchase Agreement whereby enCore agreed to acquire four limited liability companies that together hold 100% of the Project. Please see the enCore Energy Corp. press release dated November 14, 2022, for additional details on the transaction.

The Alta Mesa Project produced approximately 4.6 million pounds of uranium oxide between 2005 and 2013 via In-Situ Recovery using an alkaline lixiviant processed at the Alta Mesa CPP. The facility was in production from 2005 until primary production ceased February 2013. The Project operated in a groundwater clean-up mode until February 2015; therefore, any uranium mined since 2013 remains as in-circuit inventory. The first wellfield (PAA-1) has completed final groundwater restoration and was approved by the Texas Commission on Environmental Quality in March 2018. All other wellfields are being maintained by a small bleed (less than 100 gpm) for permit compliance. The bleed solutions are disposed of in deep disposal wells.

Mineralization within the South Texas Uranium Province is interpreted to be dominantly roll-front type mineralization and primarily of epigenetic origin (Finch, 1996). Roll-fronts are formed along an interface between oxidizing groundwater solutions which encounter reducing conditions within the host sandstone unit. This boundary between oxidizing and reducing conditions is often referred to as the reduction-oxidation contact (REDOX) interface or front. The principal host sandstones associated with Alta Mesa and Mestena Grande projects occur within the Goliad and Oakville formations, all known to be uranium bearing host sandstone formations in south Texas. Additional mineralization is noted in the underlying Catahoula Formation, however due to the fine-grained nature and depth of occurrence, the Catahoula Formation is not currently considered as a viable target in this region.

A radioactive material license issued by the TCEQ for the Alta Mesa project is in timely renewal. The underground injection control permit is in timely renewal and remains in good standing. Production could resume in areas already included in existing production area authorizations, and Production Area Authorization 7 (PAA-7) is fully authorized and currently undergoing installation of new production patterns. The Alta Mesa Project has two waste disposal wells that have had their permits recently renewed.

Kingsville Dome Central Processing Plant & Project, South Texas

The Kingsville Dome Project is located in Kleberg County, Texas and is comprised of multiple tracts of land leased from third parties. The Kingsville Dome CPP is situated on approximately 15 acres of Company-owned land, surrounded by leased acreage located approximately eight miles southeast of the city of Kingsville, Texas. The Project was constructed in 1987 as an up-flow uranium ion exchange circuit, with complete drying and packaging facilities within the recovery plant. The Kingsville Dome project produced uranium between 1988 and 1990, from 1996 to 1999, and most recently from 2007 through 2009. Two independent resin processing circuits and elution systems comprise the plant’s processing equipment, along with a single drying circuit.

As currently configured, the Kingsville Dome CPP has a production capacity of 800,000 pounds of U3O8 per year. Uranium production at Kingsville Dome was suspended in 2009 and the CPP has been in a standby status since that time. The CPP has two 500 gallon per minute reverse osmosis systems for groundwater restoration. The first unit was idled in 2010 and the second unit was idled in January of 2014, when groundwater restoration was completed. The CPP can serve as a processing facility that can accept resin from multiple satellite facilities. In addition to the CPP, there are four satellite ion exchange systems in the project area. Each of the satellite systems is capable of processing approximately 900 gallons per minute of uranium-bearing ISR fluids from well fields, and these satellite plants can be relocated to alternate extraction sites as needed.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

The Project is comprised of numerous mineral leases from private landowners, covering an area of approximately 2,434 gross and 2,227 net acres of mineral rights. The leases are held through the payment of annual rents, and the leases provide for the payment of production royalties, ranging from 6.25% to 9.375%, based upon uranium sales from the respective leases. The leases initially had expiration dates ranging from 2000 to 2007; however, the Company continues to hold most of these leases through ongoing restoration activities. With a few minor exceptions, the leases contain clauses that permit us to extend the leases not held by production by payment of royalties ranging from $10 to $30 per acre per year.

Access to the Kingsville Dome CPP is via an improved company-owned private road connecting the facility with Texas Farm to Market Road 1118, which connects to U.S. Highway 77 at the town of Ricardo, located about four miles to the west of the plant. Numerous county and ranch roads, some of which are only intermittently maintained, provide access to the entire project area. Suitable electrical power is present at the site of the Kingsville Dome CPP, and additional power lines exist throughout the areas of the wellfields across the project area.

A radioactive material license issued by the TCEQ is in timely renewal. On September 26, 2012, the Company filed the requisite application for renewal of its Underground Injection Control (“UIC”) permit, and on December 12, 2012, the Company filed an amendment to the application that would provide for resumption of uranium recovery activities. In June 2016, the Company requested to withdraw its UIC permit and resubmit it at a later date. The request to withdraw was granted by the TCEQ in April 2017. As new areas are proposed for production, additional authorizations under the area permit will be required.

Satellite Operations for the Kingsville Dome Project

Vasquez Project, Texas. The Vasquez Project is located in southern Duval County, Texas, a short distance northwest of the town of Hebbronville. The project operated from 2004 through 2008 as a satellite plant operation to the Kingsville Dome CPP until the mineral resource was depleted and reclamation commenced. The Project is situated on a leased tract of land that is being held until final restoration has been completed. The Vasquez property consists of a mineral lease of 1,023 gross and net acres. While the primary term of the mineral lease expired in February 2008, the Company continues to hold the lease by carrying out restoration activities.

Pathway to Production Projects

Dewey-Burdock Project, South Dakota

The Dewey-Burdock Project is one of the Company’s initial development priorities following the focus on production in South Texas. The Company’s 100% owned Dewey-Burdock Project is an ISR uranium project located in the Edgemont uranium district in South Dakota. Through property purchase agreements, mining leases and/or mining claims, the Project is comprised of approximately 12,613 surface acres and 16,962 net mineral acres. In December 2020, the Company filed an amended and restated NI 43-101 compliant independent Technical Report and Preliminary Economic Assessment (PEA) for the Project prepared by Woodard & Curran and Rough Stock Mining Services (the “Dewey- Burdock PEA”) with an effective date of December 3, 201915.

2019 Mineral Resource Estimate Summary (Effective date-December 3, 2019)

ISR Resources	Measured	Indicated	M & I	Inferred
Pounds	14,285,988	2,836,159	17,122,147	712,624
Tons	5,419,779	1,968,443	7,388,222	645,546
Avg. GT	0.733	0.413	0.655	0.324
Avg. Grade (% U3O8)	0.132%	0.072%	0.116%	0.055%
Avg. Thickness (ft)	5.56	5.74	5.65	5.87

Note: Resource pounds and grades of U3O8 were calculated by individual grade-thickness contours. Tonnages were estimated using average thickness of resource zones multiplied by the total area of those zones.

An average uranium price of $55 per pound of U3O8 based on an average of recent market forecasts by various professional entities was determined to be an acceptable price for the PEA. Contracts for yellowcake transportation, handling and sales will be developed prior to commencement of commercial production. The estimated payback is in Quarter 4 of Year 2 with the commencement of design/procurement activities in Quarter 2 of Year 1 and construction beginning Quarter 4 of Year 1. The Project is estimated to generate net earnings over the life of the Project of $372.7 million (pre-U.S. federal income tax). It is estimated that the project has an internal rate of return (IRR) of 55% and a NPV of $171.3 million (pre-U.S. federal income tax) applying an 8% discount rate.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

The estimated initial capital costs for the first two years of the Project life (Years -1 and 1) are approximately $31.7 million with sustaining capital costs of approximately $157.7 million spread over the next 17 years (Years 2 through 18) of operation. Direct cash operating costs are approximately $10.46 per pound of U3O8 produced excluding royalties and severance and conservation taxes. The total capital and operating costs average approximately $28.88 per pound (pre-U.S. federal income tax) U3O8 produced. Both the capital and operating costs are current as of the end of 2019. The predicted level of accuracy of the cost estimate is +/- 25%.

The PEA provides the results of the analyses for pre-U.S. federal income tax. All other sales, property, use, severance and conservations taxes as well as royalties are included. The PEA assumes no escalation, no debt, no debt interest and no capital repayment. There is no State of South Dakota corporate income tax.

The Company’s Dewey-Burdock Project received its Source and Byproduct Materials License SUA-1600 on April 8, 2014, from the Nuclear Regulatory Commission (NRC), covering 10,580 acres. The Company controls the mineral and surface rights for the area pertaining to the NRC license.

The Company submitted applications to the Department of Agriculture and Natural Resources (DANR) in 2012 for its Groundwater Discharge Plan (“GDP”), Water Rights (“WR”) and Large Scale Mine Plan (“LSM”) permits.  All permit applications have been deemed complete and have been recommended for conditional approval by the DANR staff, but any advancement is pending the outcome of the appeal process on the EPA permits.   In November 2020, the EPA issued the Company their final Class III and Class V UIC permits, and associated aquifer exemption, for the Dewey-Burdock Project.  After the permits being issued, the Class III and Class V UIC permits were appealed to the Environmental Appeals Board (the “EAB”).  The aquifer exemption was appealed to the United States Court of Appeals for the Eighth Circuit (the “Eighth Circuit”). The EAB and the Eighth Circuit proceedings were stayed until such time as the DC Circuit Court challenge to the NRC license became final. In December 2020, a petition for review of contentions previously resolved in favor of the Company and the NRC staff was filed by certain petitioners with the United States Court of Appeals for the District of Columbia Circuit (the “DC Circuit Court”). On August 9, 2022, the Company announced that the DC Circuit Court issued an opinion that deemed that the actions taken by NRC in its licensing of the Dewey- Burdock Project were lawful and denied the petitioners request for further review. On March 20, 2023, following the denial of an “en banc” review by the DC Circuit Court, the Company announced that the petitioners had decided to not advance the appeal to a review by the Supreme Court of the United States, and therefore the NRC license is now final and effective.

Gas Hills Project, Wyoming

The Gas Hills Project is one of the Company’s development priorities following the focus on production in South Texas. The Company’s 100% owned Gas Hills Project is located in the historic Gas Hills uranium district situated 45 miles east of Riverton, Wyoming. The Project consists of approximately 1,280 surface acres and 12,960 net mineral acres of unpatented lode mining claims, a State of Wyoming mineral lease, and private mineral leases, within a brownfield site which has experienced extensive development including mine and mill site production. In August 2021, the Company filed a maiden NI 43-101 compliant independent Technical Report and PEA for the Gas Hills Project prepared by WWC Engineering and Rough Stock Mining Services (the “Gas Hills PEA”) with an effective date of June 28, 2021. Importantly, an ISR resource estimate was established and supported by numerous hydrology studies confirming that the resources located below the water table are ideally suited for ISR mining techniques.

Resource Category	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Measured & Indicated mineral resource (ISR)	3.83	0.101	7.71
Inferred mineral resource (ISR)	0.41	0.052	0.43
Measured & Indicated mineral resource (non-ISR)	3.20	0.048	3.06
Inferred mineral resource (non-ISR)	0.12	0.030	0.06

NI 43-101 Technical Report, Preliminary Economic Assessment, Gas Hills Uranium Project, Fremont and Natrona Counties, Wyoming, USA, completed by WWC Engineering and Rough Stock Mining Services (effective 28 June 2021) (“Gas Hills Technical Report and PEA”)17.

The PEA indicates a pre-tax NPV of $120.9 million at an 8 percent discount rate with an IRR of 116 percent compared to an after-tax NPV of $102.6 million at an 8 percent discount rate with an IRR of 101 percent. The mine plan and economic analysis are based on the following assumptions:

●	NI 43-101 compliant estimate of Mineral Resources and a recovery factor of 80 percent

●	A U3O8 sales price of $55.00/lb, U3O8

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

●	A mine life of 11 years

●	A pre-income tax cost including royalties, state and local taxes, operating costs, and capital costs of $28.20/lb, and

●	Initial capital costs of $26.0 million

Costs for the Project are based on economic analyses for similar ISR uranium projects in the Wyoming region as well as WWC’s in house experience with mining and construction costs. All costs are in U.S. dollars (USD). To date, no detailed design work has been completed for the wellfields or the satellite plant. The Project consists of four resource areas that contain ISR amenable resources: the West Unit, Central Unit, South Black Mountain, and Jeep. There is an additional non-ISR amenable resource area at the Project named the Rock Hill Unit as well as other shallow deposits with resources located above the water table that were not considered in the economic assessment portion of this PEA. For the purposes of this PEA, uranium recovery was estimated at 6,507,000 pounds U3O8 at a production rate of 1.0 million pounds U3O8 per year with a long-term uranium price of USD $55.00/pound U3O8. The uranium mineralization is contained in roll-front deposits hosted by arkosic sandstone beds of the Eocene Wind River Formation. Based on areas of wide-spaced limited historical drilling and areas of past mine production, the Company believes that there is sufficient geological evidence to interpret that mineralization may extend from current mineral resource areas along identified trends. The Company is now focused on commencing the permitting process and growing the ISR-amenable resources at the Gas Hills Project.

Crownpoint and Hosta Butte Uranium Project, New Mexico

The Crownpoint and Hosta Butte Project is located in the Grants Uranium Region and offers a long-term development opportunity for the Company. The Grants Uranium Region is located in northwestern New Mexico and is part of the Colorado Plateau physiographic province. The Grants Uranium Region has been the most prolific producer of uranium in the United States. With production as early as 1948, over 347 million pounds of U3O8 have been produced from the region. The majority was produced during the years 1953 through 1990.

Total Indicated Mineral Resources

0.02% eU3O8 Grade Cutoff and GT Cutoff* 0.25%		Total Indicated Resource	enCore Controlled
	Pounds eU3O8	19,565,000	16,223,000
Crownpoint	Tons	9,027,000	7,321,000
	Avg. Grade % eU3O8	0.108	0.111
	Pounds eU3O8	9,479,000	9,479,000
Hosta Butte	Tons	3,637,000	3,637,000
	Avg. Grade % eU3O8	0.130	0.130
	Pounds eU3O8	29,044,000	25,702,000
Total Indicated Mineral Resource	Tons	12,664,000	10,958,000
	Avg. Grade % eU3O8	0.115	0.117

Pounds and tons as reported are rounded to the nearest 1,000

*	GT cutoff: Minimum Grade (% eU3O8) x Thickness (Feet) for Grade > 0.02 % eU3O8.

Total Inferred Mineral Resources

0.02% eU3O8 Grade Cutoff and GT Cutoff* >0.25%		Total Inferred Resource	enCore Controlled
	Pounds eU3O8	1,445,000	1,388,000
Crownpoint	Tons	708,000	676,000
	Avg. Grade % eU3O8	0.102	0.103
	Pounds eU3O8	4,482,000	4,482,000
Hosta Butte	Tons	1,712,000	1,712,000
	Avg. Grade % eU3O8	0.131	0.131
	Pounds eU3O8	5,927,000	5,870,000
Total Inferred Mineral Resource	Tons	2,420,000	2,388,000
	Avg. Grade % eU3O8	0.122	0.121

Pounds and tons as reported are rounded to the nearest 1,000

*	GT cutoff: Minimum Grade (% eU3O8) x Thickness (Feet) for Grade > 0.02 % eU3O8.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

On February 25, 2022, and revised on March 16, 2022, the Company issued the NI-43-101 Technical Report, Crownpoint and Hosta Bute Uranium Project, McKinley County, New Mexico, USA completed by BRS Inc. and enCore Energy Corp1. The report was authored by Douglas L. Beahm, P.E., P.G., Principal, BRS, Inc. and coauthored by Carl Warren, P.E., P.G., Project Engineer, BRS Inc. and W. Paul Goranson, P.E., CEO, enCore Energy Corp.

The Project is located in portions of Sections 24, Township 17 North, Range 13 West; Sections 19 and 29, Township 17 North, Range 12 West; and Sections, 3, 9, and 11, Township 16 North, Range 13 West, comprising approximately 3,020 acres mineral estate outright. There are no annual payments, maintenance, or other requirements to be met to maintain the mineral estate subject only to a 3% gross proceeds royalty on uranium mined from the Project. Surface rights are held separately from the mineral rights on the Project. The surface rights have not been removed from development and are not under other restrictions. The property is outside of the Navajo Reservation and is situated on the western edge and to the southwest of the small town of Crownpoint, New Mexico. A portion of the Project is included within the existing NRC source material license area that is held by a subsidiary of Laramide Resources, Ltd.

Uranium mineralization is typical of sandstone hosted roll-front deposits found within the Western US. The Westwater Canyon member of the Morrison Formation is the principal host of uranium mineralization in the vicinity of the Project and is approximately 360 feet thick. For the purposes of estimating mineral resources, the authors subdivided the Westwater Canyon into four vertically and laterally distinct sand units/zones.

In the Crownpoint area, mineralized thickness ranges from the minimum of 2 feet to over 40 feet. The average thickness of all intercepts was 7.6 feet. Average grade – thickness (GT) of all intercepts was 0.77%. Grade varies from the minimum grade cutoff of 0.02 % eU3O8 to a maximum grade by intercept of 0.38 % eU3O8. Individual mineralized trends may persist for several thousand feet with trend width typically in the range from 100 up to 400 feet.

In the Hosta Butte area, mineralized thickness ranges from the minimum of 2 feet to over 33 feet. The average thickness of all intercepts was 7.4 feet. Average GT of all intercepts was 0.83%. Grade varies from the minimum grade cutoff of 0.02 % eU3O8 to a maximum grade by intercept of 0.52 % eU3O8. Individual mineralized trends may persist for 2,000 feet or more with trend width typically in the range of 100 to 300 feet.

Previous drilling within the Crownpoint area focused on portions of Sections 19 and 29 of T17N, R12W; and Section 24 of T17N, R13W. Within the Crownpoint area, 482 rotary drill holes and 37 core holes were completed. Previous drilling within the Hosta Butte area was conducted within Sections, 3, 9, and 11 of T16N, R13W. Previous drilling at Hosta Butte focused primarily on Section 3 with 133 rotary holes and 2 cores holes completed. In Sections 9 and 11 of T16N, R13W, 14 rotary drill holes and 32 rotary drill holes were completed, respectively.

Other Assets

Historic Mineral Resources – Significant Projects in New Mexico

Nose Rock, New Mexico.

The Nose Rock Project is located in McKinley County New Mexico, USA on the northern edge of the Grants Uranium District, approximately 10 miles north-northeast of the Crownpoint and Hosta Butte Project. The Nose Rock property consists of 42 owned unpatented lode mining claims comprising over 800 acres.

West Largo, New Mexico

The West Largo Project consist of approximately 3,840 acres (i.e., six square miles) in McKinley County, New Mexico, along the north-central edge of the Grants Uranium District, approximately 25 miles north of Grants. The majority of the property is held through deeded mineral rights and also includes 75 unpatented lode claims. The property is located on six contiguous sections of land: 17, 19, 20, 21, 28 and 29, all within T15N, R10W. The West Largo Project is about 6 miles northwest of the westernmost deposits in the Ambrosia Lake District and about 5 miles east-northeast of the West Ranch area deposits. The Project is accessed via New Mexico Highway 605 north from Grants, N.M., Highway 509 northwest from Ambrosia Lake and unimproved roads west from Highway 509. The West Largo Project was acquired by the Company with the Westwater Assets Acquisition on December 31, 2020. There are no current Mineral Reserves or Mineral Resources on the West Largo property.

Ambrosia Lake-Treeline, New Mexico

The Ambrosia Lake - Treeline Property consists of the Treeline Property owned by the Company and the Ambrosia Lake property that was acquired through the Westwater Assets Acquisition on December 31, 2020. The combined property consists of deeded mineral rights totaling 24,555 acres and a mining lease along with certain unpatented mining claims covering approximately 1,700 acres. The Project is located approximately 115 miles west-northwest of Albuquerque, in McKinley and Cibola Counties, Grants Uranium District, New Mexico. The Project is situated within the boundaries of the Ambrosia Lake mining district, which is the largest uranium mining area (in terms of pounds of U3O8 production) in the United States. There are no current Mineral Reserves or Mineral Resources on the Ambrosia Lake - Treeline property.

Checkerboard Mineral Rights, New Mexico

The land position covers approximately 300,000 acres of deeded ‘checkerboard’ mineral rights, also known as the Frisco and Santa Fe railroad grants. They are located within a large area of about 75 miles long by 25 miles wide along trend of the Grants Uranium District. The properties are located primarily in McKinley County in northwestern New Mexico. The properties are approximately 125 miles northwest of Albuquerque, and as close as 4 miles from the town of Crownpoint. There are no current uranium resources or reserves on the McKinley Properties.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

References

1.	NI-43-101 Technical Report, Crownpoint and Hosta Bute Uranium Project, McKinley County, New Mexico, USA completed by BRS Inc. and enCore Energy Corp. (effective February 25, 2022).

2.	S. Hall, M. Mihalasky, K. Turek, J. Hammarstrom & M. Hannon “Genetic and grade and tonnage models for sandstone-hosted roll-type uranium deposits, Texas Coastal Plain, USA”, published in Ore Geology Reviews 80 (2017).

3.	M. Mihalsky and S. Hall, “Assessment of Undiscovered Sandstone-Hosted Uranium Resources in the Texas Coastal Plain, 2015” U.S. Department of the Interior, U.S. Geological Survey, ISSN 2327-6916 (print), Fact Sheet 2015-3069, November 2015.

4.	McLemore, Virginia T., Prin. Senior Economic Geologist, “Uranium Resources in New Mexico”, New Mexico Bureau of Geology & Mineral Resources” which incorporates a table entitled: Estimated uranium resources in New Mexico, 2017 (updated from McLemore, et al., 2011, 2013.

5.	M. Hassan Alief, Technical Report on Section 1, T18N, R12W, Nose Rock Uranium Property, McKinley County, New Mexico, reported an effective February 9, 2009 for Strathmore Minerals Corp.

6.	Behre Dolbear & Company (USA) Inc., 2011, Technical Report on the Nose Rock Project of Uranium Resources Inc., prepared by Robert D. Maxwell, CPG.

7.	Behre Dolbear & Company (USA) Inc., 2011, Technical Report on the West Largo Project of Uranium Resources Inc., prepared by Robert D. Maxwell, CPG.

8.	Conoco Inc., Internal Memorandum, Treeline Uranium Property, McKinley County, New Mexico, 1978.

9.	Behre Dolbear & Company (USA) Inc., 2010, Technical Report on the Ambrosia Lake Project of Uranium Resources Inc., prepared by Robert D. Maxwell, CPG and Bernard J. Guarnera, RPG, CPG. The report references Historic Mineral Resources with sources including:

a.	Sec 27-14N-10W estimated by Capitan, Melvin, Feb 25, 2008, Uranium Resources Inc., “Ore Reserve Calculation Sheet 3, T14N R10W Section 27”, in Maxwell, Robert, CPG and Bernard Guarnera, March 1, 2010, Technical Report on Ambrosia Lake Project, Section 27, et al., Behre Dolbear Report 07-019.

10.	Wilton, Dean T., CPG, PG, MAIG, Chief Geologist Westwater Resources, 2018, Technical Report on the Ambrosia Lake Uranium Project, McKinley County, USA. This report outlines several Historic Mineral Resources including:

b.	Sec 25-14N-10W estimated by Yancy & Associates, May 1997, Mine Plan - Sections 23 and 25 Ambrosia Lake, New Mexico, for Rio Algom Mining Corporation, Quivira Mining Company

c.	Sec 17-13N-9W estimated by Nelson, Jon, Uranium Resources Inc., January 18, 2008.

d.	Sec 13-13N-9W estimated by Nelson, Jon, Uranium Resources Inc., June 29, 2007.

11.	Juniper Ridge Uranium Project, Carbon County, Wyoming, USA. Amended and Restated NI 43-101 Mineral Resource and Preliminary Economic Assessment, completed by Douglass L. Beahm, P.E., P.G., Principal Engineer, BRS Inc. and Terrance P. (Terry) McNulty. P.E, D.Sc., T.P McNulty and Associates (effective June 9, 2017).

12.	NI 43-101 Preliminary Assessment, Powertech Uranium Corp., Centennial Uranium Project, Weld County, Colorado completed by SRK Consulting (effective June 2, 2010) (“Centennial Technical Report and PEA”).

13.	NI 43-101 Technical Report, Preliminary Economic Assessment. Dewey-Burdock Uranium ISR Project, South Dakota, USA, completed by Woodard & Curran and Rough Stock Mining Services (effective December 3, 2019) (“Dewey Burdock Technical Report and PEA”).

14.	Technical Report on the Aladdin Uranium Project, Crook County, Wyoming, completed by Jerry D. Bush, certified Professional Geologist (effective June 21, 2012).

15.	NI 43-101 Technical Report, Preliminary Economic Assessment, Gas Hills Uranium Project, Fremont and Natrona Counties, Wyoming, USA, completed by WWC Engineering and Rough Stock Mining Services (effective June 28, 2021) (“Gas Hills Technical Report and PEA”).

16.	NI-43-101 Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA completed by BRS Engineering. (Effective January 19, 2023).

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

Use of Proceeds from Previous Financings

On February 14, 2023, the Company completed its acquisition of the Alta Mesa Project. Pursuant to the terms of the offering, 23,277,000 subscription receipts issued on December 6, 2022 at a price of CAD $3.00 per Subscription Receipt, were automatically converted into units for gross proceeds of CAD $69,831,000 (51,895,809). Each unit is comprised of one common share of enCore and one share purchase warrant. Each warrant entitles the holder to purchase one additional share at a price of CAD $3.75 for a period of three years. The Company paid commissions of CAD $4,074,600 ($3,028,092), other cash issuance costs of CAD $231,291 ($171,887) and issued 1,350,000 finders’ warrants with a fair value of CAD $1,909,916 ($1,417,167). 1,066,500 of the finder’s warrants are exercisable into one common share of the Company at a price of CAD $3.91 for 27 months from closing; 283,500 of the finder’s warrants are exercisable into one common share of the Company at a price of CAD $3.25 for 27 months from closing. As expected, the full net proceeds of $48,695,830 ($65,497,109 CAD) of this financing were used to fund a portion of the cash consideration paid in the Company’s acquisition of the Alta Mesa Project.

On February 8, 2023, the Company issued 10,615,650 units for a public offering at a price of CAD $3.25 per unit, for gross proceeds of CAD $34,500,863 ($25,639,761). Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of CAD $4.05 for a period of three years. The Company paid commissions of CAD $2,030,012 ($1,508,630) and other cash issuance costs of CAD $529,000 ($393,133). Net proceeds received from this deal were CAD $31,941,851 ($23,737,998).

The following table outlines the proposed use of proceeds from the offering on the closing date and as at September 30, 2023:

	Proposed use of net proceeds	Actual use of net proceeds
The Project - Alta Mesa	12,263,674	10,429,442
Crownpoint Hosta Butte Uranium Project	75,803	-
Marquez-Juan Tafoya Uranium Project	270,511	4,550
Dewey Burdock Project	928,954	212,153
Gas Hills Project	260,107	22,804
Upper Spring Creek	445,898	519,561
Rosita Plant & Satellite Projects	1,597,800	2,536,381
Acquisition of Wireline Testing Equipment	3,107,164	3,100,000
Kingsville Dome (including Kingsville Dome Facility)	631,688	75,560
Contingency	1,370,712	-
Working Capital	2,785,687	6,837,547
	23,737,998	23,737,998

The above table is not presented according to accounting standards.

Variations from proposed use and impacts

●	The Company completed its acquisition of 200,000 pounds of Uranium for an additional cash payment of $6,750,000, which was sold on April 14, 2023, for gross proceeds of $9,660,000.

●	In July of 2023, the Company divested of its subsidiary entity Neutron Energy, Inc which owns the Marquez-Juan Tafoya Uranium Project.

Use of all proceeds support the Company’s continued focus on development of its near-term production assets in South Texas as well as its exploration activities.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

Quarterly Information

The following selected financial data is prepared in accordance with IFRS for the last eight quarters ending with the most recently completed quarter:

	September 2023	June 30, 2023	March 31, 2023	December 31, 2022
Operating expenses, excluding stock option expense	(5,489,193)	(5,869,884)	(6,867,203)	(4,734,898)
Stock option expense	(1,525,160)	(1,143,656)	(866,483)	(1,050,522)
Interest income	19,725	7,984	320,275	232,961
Interest expense	(1,207,011)	(1,200,000)	(600,000)	2,677
Loss on write-off of sales tax receivable	-	-	-	(91,289)
Foreign exchange gain (loss)	1,621,940	(882,750)	(3,941)	(76,139)
Gain (loss) on divestment of mineral interests	8,010,688	2,056,638	24,240	22,481
Gain (loss) on change in reclamation estimate	-	-	-	(157,227)
Gain (loss) on marketable securities	7,234,293	(1,344,596)	(581,721)	167,172
Gain on sale of uranium Investment	638,500	858,500	1,100,500	(308)
Gain (loss) from investment in associate	-	-	-	9,677
Miscellaneous Income	-	-	-	(1,802)
Net Income (loss)	9,303,781	(7,517,764)	(7,474,333)	(5,677,217)
Basic and diluted earnings (loss) per share[1]	0.06	(0.06)	(0.06)	(0.05)

	September	June 30,	March 31,	December 31,
	2022	2022	2022	2021
Operating expenses, excluding stock option expense	(3,078,477)	(2,402,241)	(2,781,276)	(2,237,976)
Stock option expense	(1,601,058)	(1,864,891)	(1,228,184)	(294,018)
Interest income	103,921	63,566	5,684	2,920
Interest expense	(3,662)	(719)	(852)	-
Foreign exchange gain (loss)	30,147	317	(12,781)	(854)
Gain (loss) on divestment of mineral interests	176	1,552,912	48,480	(157)
Gain (loss) on change in reclamation estimate	-	-	-	1,719,943
Gain (loss) on marketable securities	(88,153)	978,386	-	-
Gain on sale of uranium Investment	308	-	35,000	920
Gain (loss) from investment in associate	(449,942)	(65,863)	(80,772)	(289,939)
Miscellaneous Income	1,802	-	-	-
Unrealized gain (loss) on uranium investment	-	-	-	(87,114)
Net Income (loss)	(5,084,938)	(1,738,533)	(4,014,701)	(1,186,275)
Basic and diluted loss per share[1]	(0.05)	(0.02)	(0.04)	(0.02)

[1]	Basic and diluted loss per share has been adjusted to reflect the share consolidation that occurred on September 14, 2022.

Significant items causing variations in Quarterly Results:

●	Gains recognized on the divestment of mineral interests for the three months ended September 30, 2023, were $8,010,687 as compared to $176 for the three months ended September 30, 2022. This significant increase reflects the Company’s divestment of Neutron Energy Inc to Anfield Energy Inc in July of 2023.

●	Gains recognized on the fair value of marketable securities for the three months ended September 30, 2023, were $7,234,293 as compared to a loss of ($88,153) for the three months ended September 30, 2022. This significant difference reflects a significant increase in the quantity of marketable securities held by the Company as a result of its two separate divestment transactions in 2023 to Nuclear Fuels, Inc and Anfield Energy, Inc.

●	Interest expense for the three months ended September 30, 2023, was $1,207,011 compared to $3,622 for the three months ended September 30, 2022. This significant increase reflects the accrued interest for the current period on the Company’s issuance of a $60,000,000 convertible promissory note in February 2023.

●	Foreign exchange gains for the three months ended September 30, 2023, were $1,621,940 compared to $30,147 for the three months ended September 30, 2022. This change reflects the significant increase in assets and liabilities as well as the impact of foreign exchange fluctuations on the Company’s Canadian dollar denominated financial assets and liabilities.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

Liquidity and Capital Resources

As at September 30,2023, the Company had cash and cash equivalents of $2,671,066 (2022 - $2,512,012) and working capital of $17,617,426 (December 31,2022 - $7,017,115). The Company has no significant source of operating cash flows and operations to date have been funded primarily from the issue of share capital. Management estimates that it has adequate working capital to fund its planned activities for the next year. However, the Company’s long-term continued operations are dependent on its abilities to monetize assets, raise additional funding from loans or equity financings, or through other arrangements. There is no assurance that future financing activities will be successful.

On February 8, 2023, the Company issued 10,615,650 units for a public offering at a price of CAD $3.25 per unit for gross proceeds of CAD $34,500,863 ($25,639,761). Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of CAD $4.05 for a period of three years. The Company paid commissions of CAD $2,030,012 ($1,508,630) and other cash issuance costs of CAD $529,000 ($393,133).

On February 14, 2023, 23,277,000 subscription receipts issued December 6, 2022, at a price of CAD $3.00 per Subscription Receipt were converted into units for gross proceeds of CAD $69,831,000 ($51,895,809). Each unit is comprised of one common share of enCore and one share purchase warrant. Each warrant entitles the holder to purchase one additional share at a price of CAD $3.75 for a period of three years. The Company paid commissions of CAD $4,074,600 ($3,028,092), other cash issuance costs of CAD $231,291 ($171,887) and issued 1,350,000 finders’ warrants with a fair value of CAD $1,909,916 ($1,417,167). 1,066,500 of the finder’s warrants are exercisable into one common share of the Company at a price of CAD $3.91 for 27 months from closing; 283,500 of the finder’s warrants are exercisable into one common share of the Company at a price of CAD $3.25 for 27 months from closing.

From January 1 through September 30, 2023, the Company issued:

●	1,073,604 shares for warrants exercised for gross proceeds of $1,820,888

●	535,676 shares for stock options exercised for gross proceeds of $545,792

●	8,111,380 shares for it’s At-The-Market (ATM) program for gross proceeds of $24,959,218

Contractual Obligations

Since December 31, 2022, there have been no material changes to our long-term contractual obligations. Please see our MD&A for the period ended December 31, 2022, for more information.

Transactions with Related Parties

Key management personnel and compensation

Related parties include key management of the Company and any entities controlled by these individuals as well as other entities providing key management services to the Company. Key management personnel consist of directors and senior management including the Executive Chairman, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Chief Administrative Officer.

The amounts paid to key management or entities providing similar services are as follows:

		September 30, 2023 $	September 30, 2022 $
Consulting	(1)	111,759	69,229
Data acquisition		-	55,948
Directors’ fees	(2)	116,583	82,766
Staff costs		2,407,490	930,759
Stock option expense		2,795,445	3,821,654
Total key management compensation		5,431,277	4,960,355

(1) - During the nine months ended September 30, 2023, the Company incurred communications & community engagement consulting fees of $111,759 (2022 - $69,229) according to a contract with Tintina Holdings, Ltd., a company owned and operated by the spouse of the Company’s Executive Chairman.

(2) – Directors’ Fees are included in staff costs on the condensed interim consolidated statements of loss and comprehensive loss.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

Transactions with Related Parties (continued)

During the nine months ended September 30, 2023, the Company granted 2,075,000 options to key management, with a fair value of $3,184,266.

During the nine months ended September 30, 2022, the Company granted 2,566,667 options to key management, with a fair value of $6,585,870.

As of September 30, 2023, and December 31, 2022, the following amounts were owing to related parties:

		September 30, 2023 $	December 31, 2022 $
Tintina Holdings, Ltd	Consulting services	-	12,744
Officers and Board members	Accrued compensation	175,023	428,630
		175,023	441,374

Financial Instruments and financial risk management

Please refer to the December 31, 2022, consolidated financial statements on www.sedarplus.ca.

Off Balance Sheet Arrangements

At September 30, 2023 the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

Accounting Policies and Critical Accounting Estimates

Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Although management uses historical experience and its best knowledge of the expected amounts, events or actions to form the basis for estimates, actual results may differ from these estimates.

Critical accounting estimates:

The assessment of the recoverable amount of mineral properties as a result of impairment indicators

When indicators of impairment are identified, recoverable amount calculations are based either on discounted estimated future cash flows or on comparable recent transactions. The assumptions used are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these assumptions may alter the results of impairment testing, the amount of the impairment charges recorded in the statement of loss and comprehensive loss and the resulting carrying values of assets.

Share-based payments

The fair value of stock options issued is subject to the limitation of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

Asset retirement obligations

Significant estimates were utilized in determining future costs to complete groundwater restoration, plugging and abandonment of wellfields and surface reclamation at the Company’s uranium in-situ recovery (ISR) sites. Estimating future costs can be difficult and unpredictable as they are based principally on current legal and regulatory requirements and ISR site closure plans that may change materially. The laws and regulations governing ISR site closure and remediation in a particular jurisdiction are subject to review at any time and may be amended to impose additional requirements and conditions which may cause our provisions for environmental liabilities to be underestimated and could materially affect our financial position or results of operations. Estimates of future asset retirement obligation costs are also subject to operational risks such as acceptability of treatment techniques or other operational changes.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

Recovery of deferred tax assets

Judgment is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods. The Company has not recorded any deferred tax assets.

Amortization and impairment of intangible assets

Amortization of intangible assets is dependent upon the estimated useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of the assets.

Critical accounting judgments

The assessment of indicators of impairment for mineral properties

The Company follows the guidance of IFRS 6 to determine when a mineral property asset is impaired. This determination requires significant judgment. In making this judgment, the Company evaluates, among other factors, the results of exploration and evaluation activities to date and the Company’s future plans to explore and evaluate a mineral property.

Valuation of acquired mineral properties

The valuation of mineral properties acquired by the Company requires significant judgement. Acquired mineral properties are valued at their fair market value which can require significant estimates in future cash flows, production, and timing.

Business combinations

The determination of whether a set of assets acquired, and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business is presumed to be an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or economic benefits.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company is the Canadian dollar, and the functional currency of its subsidiaries is the U.S. Dollar.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures. As of September 30, 2023, the CEO and CFO have each concluded that the Company’s disclosure controls and procedures, as required by the applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities), are effective to achieve the purpose for which they have been designed.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and processes will provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and processes will prevent all errors and frauds. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

Management’s Responsibility for Financial Statements

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

Other MD&A Requirements

Additional disclosure of the Company’s technical reports, material change reports, news releases and other information can be obtained on SEDAR+ at www.sedarplus.ca.

Contingencies

There are no contingent liabilities that have not been disclosed herein.

Proposed Transactions

There are no proposed transactions at this time.

Risk Factors and Uncertainties

Prior to making an investment decision, investors should consider the investment risks set out below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The directors of the Company consider the risks set out below to be the most significant to potential investors in the Company but are not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Directors are currently unaware, or which they consider not to be material in relation to the Company’s business, actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline, and investors may lose all or part of their investment.

Availability of financing

There is no assurance that additional funding will be available to the Company for additional exploration or for the substantial capital that is typically required in order to bring a mineral project to the production decision or to place a property into commercial production. There can be no assurance that enCore will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Title matters

While the Company has performed its diligence with respect to title of its properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements of transfer or other adverse land claims, and title may be affected by undetected defects.

Management

The Company is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the Company.

Economics of developing mineral properties

Mineral exploration and development include a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Company’s properties, should any mineral resource exist, substantial expenditures will be required to confirm that mineral reserves which are sufficient to commercially mine exist on its current properties, and to obtain the required environmental approvals and permits required to commence commercial operations. Should any resource be defined on such properties, there can be no assurance that the mineral resources on such properties can be commercially mined or that the metallurgical processing will produce economically viable, merchantable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (i) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (ii) availability and costs of financing; (iii) ongoing costs of production; (iv) market prices for the minerals to be produced; (v) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (vi) political climate and/ or governmental regulation and control.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

The ability of the Company to sell and profit from the sale of any eventual mineral production from any of the Company’s properties will be subject to the prevailing conditions in the global mineral’s marketplace at the time of sale. The global minerals marketplace is subject to global economic activity and changing attitudes of consumers and other end-users’ demand for mineral products. Many of these factors are beyond the control of the Company and therefore represent a market risk which could impact the long-term viability of the Company and its operations.

Foreign Exchange Risk

A portion of the Company’s financial assets and liabilities are denominated in CAD dollars. The Company monitors this exposure but has no hedge positions. The Company is exposed to foreign currency risk on fluctuations related to cash, marketable securities, accounts payable and accrued liabilities, and due to related parties, that are denominated in Canadian dollars. At September 30, 2023, a 10% change in the value to the Canadian dollar as compared to the US dollar would affect net loss and shareholders’ equity by approximately $1,291,527.

Credit Risk

Credit risk arises from cash held with banks and financial institutions and receivables. The maximum exposure to credit risk is equal to the carrying value of these financial assets. The Company’s cash is primarily held with a major Canadian bank.

Interest Rate Risk

Interest rate risk mainly arises from the Company’s cash, which receives interest based on market interest rates. Fluctuations in interest cash flows due to changes in market interest rates are not significant.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its current obligations as they become due. The majority of the Company’s accounts payable and accrued liabilities and amounts due to related parties are payable in less than 90 days. The Company prepares annual exploration and administrative budgets and monitors expenditures to manage short-term liquidity. Due to the nature of the Company’s activities, funding for long-term liquidity needs is dependent on the Company’s ability to obtain additional financing through various means, including equity financing. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.

Stage of Development

The Company’s properties are in the exploration stage and the Company does not have an operating history. Exploration and development of mineral resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. The amounts attributed to the Company’s interest in its properties as reflected in its financial statements represent acquisition and exploration expenses and should not be taken to represent realizable value. There is no assurance that the Company’s exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors such as unusual or unexpected geological formations, and other conditions.

Profitability of Operations

The Company is not currently operating profitably, and it should be anticipated that it will operate at a loss at least until such time as production is achieved from one of the Company’s properties, if production is, in fact, ever achieved. The Company has never earned a profit. Investors also cannot expect to receive any dividends on their investment in the foreseeable future.

Uranium and Other Mineral Industries Competition is Significant

The international uranium and other mineral industries are highly competitive. The Company will be competing against competitors that may be larger and better capitalized, have state support, have access to more efficient technology, and have access to reserves of uranium and other minerals that are cheaper to extract and process. As such, no assurance can be given that the Company will be able to compete successfully with its industry competitors.

Fluctuations in Metal Prices

Although the Company does not hold any known mineral reserves of any kind, its future revenues, if any, are expected to be in large part derived from the future mining and sale of uranium and other metals or interests related thereto. The prices of these commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the prices of uranium and other metals, and therefore the economic viability of the Company’s operations, cannot be accurately predicted. Depending on the price obtained for any minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

The Company’s Operations are Subject to Operational Risks and Hazards Inherent in the Mining Industry

The Company’s business is subject to a number of inherent risks and hazards, including environmental pollution; accidents; industrial and transportation accidents, which may involve hazardous materials; labor disputes; power disruptions; catastrophic accidents; failure of plant and equipment to function correctly; the inability to obtain suitable or adequate equipment; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings, pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technical failure of mining methods. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s uranium and other mineral properties, personal injury or death, environmental damage, delays in the Company’s exploration or development activities, costs, monetary losses and potential legal liability and adverse governmental action, all of which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

Mineral Reserve and Resource Estimates are Only Estimates and May Not Reflect the Actual Deposits

Reserve and resource figures included for uranium and other minerals are estimates only and no assurances can be given that the estimated levels of uranium and other minerals will actually be produced or that the Company will receive the uranium and other metal prices assumed in determining its reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling and exploration results and industry practices. Estimates made at any given time may significantly change when new information becomes available or when parameters that were used for such estimates change. While the Company believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations in uranium and other metals, as well as increased capital or production costs or reduced recovery rates, may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.

Exploration, Development and Operating Risk

The exploration for and development of uranium and other mineral properties involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical, drilling and other related costs which appear to be rising; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties which are unknown to the Company at present, and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

Government Regulation

The Company’s mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Company believes its exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the Amendments to current laws and regulation governing operations or more stringent implementation thereof could have a substantial impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

The Company has No History of Mineral Production or Mining Operations

The Company has never had uranium and other mineral producing properties. There is no assurance that commercial quantities of uranium and other minerals will be discovered at the properties or other future properties nor is there any assurance that the Company’s exploration program thereon will yield positive results. Even if commercial quantities of uranium and other minerals are discovered, there can be no assurance that any property of the Company will ever be brought to a stage where uranium and other mineral resources can profitably be produced therefrom. Factors which may limit the ability of the Company to produce uranium and other mineral resources from its properties include, but are not limited to, the spot prices of metals, availability of additional capital and financing and the nature of any mineral deposits. The Company does not have a history of mining operations and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares. Substantially all of the Common Shares can be resold without material restriction in Canada.

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors.

Depending upon the composition of the Company’s gross income or its assets, the Company could be classified as a passive foreign investment company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the common shares who are U.S. taxpayers generally will be required to treat any “excess distribution” received on their common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the common shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders. U.S. investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the common shares.

The Russian invasion of Ukraine is recent and the implications on the global economy, energy supplies, and the uranium and nuclear fuel market are uncertain but may prove to negatively impact our operations.

The short and long-term implications of Russia’s invasion of Ukraine are difficult to predict currently. In addition to the possible adverse effects on the global economy, the war may result in impacts felt more directly by the nuclear fuel industries and uranium producers specifically. While the imposition of sanctions and counter sanctions may have an adverse effect on energy and economic markets generally, the vast reliance by the U.S. and other nations on uranium exported from Russia and Russian-controlled or influenced sources, including Kazakhstan and Uzbekistan, could result in an even greater impact related to global supply and pricing. While in the short-term such a reordering of global supply could result in higher uranium prices, the long-term impact on the global demand for uranium is uncertain and may be negative. To the extent the war in Ukraine may adversely affect our business as discussed above, it may also have the effect of heightening many of the other risks described in this section, such as those relating to cyber-security, supply chain, inflationary and other volatility in prices of goods and materials, and the condition of the markets including as related to our ability to access additional capital, any of which could negatively affect our business. Because of the highly uncertain and dynamic nature of these events, it is not currently possible to estimate the impact of the Russian – Ukraine war on our business.

Cautionary Notes Regarding Forward-Looking Statements

This MD&A contains statements that, to the extent that they are not historical fact, may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation, respectively. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “project”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements may include, but are not limited to, statements with respect to:

●	the Company’s future financial and operational performance;

●	the sufficiency of the Company’s current working capital, anticipated cash flow or its ability to raise necessary funds;

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

●	the anticipated amount and timing of work programs;

●	our expectations with respect to future exchange rates;

●	the estimated cost of and availability of funding necessary for sustaining capital;

●	forecast capital and non-operating spending;

●	the Company’s plans and expectations for its property, exploration, development, production, and community relations operations;

●	the use of available funds;

●	expectations regarding the process for and receipt of regulatory approvals, permits and licenses under governmental and other applicable regulatory regimes, including U.S. government policies towards domestic uranium supply;

●	expectations about future uranium market prices, production costs and global uranium supply and demand;

●	expectations regarding holding physical uranium for long-term investment;

●	the establishment of mineral resources on any of the Company’s current or future mineral properties (other than the Company’s properties that currently have an established mineral resource estimates);

●	future royalty and tax payments and rates;

●	expectations regarding possible impacts of litigation and regulatory actions; and

●	the completion of reclamation activities at former mine or extraction sites.

Such forward-looking statements reflect the Company’s current views with respect to future events, based on information currently available to the Company and are subject to and involve certain known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed in or implied by such forward-looking statements. The forward-looking statements in this MD&A are based on material assumptions, including the following:

●	our budget, including expected levels of exploration, evaluation and operations activities and costs, as well as assumptions regarding market conditions and other factors upon which we have based our income and expenditure expectations;

●	assumptions regarding the timing and use of our cash resources;

●	our ability to, and the means by which we can, raise additional capital to advance other exploration and evaluation objectives;

●	our operations and key suppliers are essential services, and our employees, contractors and subcontractors will be available to continue operations;

●	our ability to obtain all necessary regulatory approvals, permits and licenses for our planned activities under governmental and other applicable regulatory regimes;

●	our expectations regarding the demand for, and supply of, uranium, the outlook for long-term contracting, changes in regulations, public perception of nuclear power, and the construction of new and ongoing operation of existing nuclear power plants;

●	our expectations regarding spot and long-term prices and realized prices for uranium;

●	our expectations that our holdings of physical uranium will be helpful in securing project financing and/or in securing long- term uranium supply agreements in the future;

●	our expectations regarding tax rates, currency exchange rates, and interest rates;

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

●	our decommissioning and reclamation obligations and the status and ongoing maintenance of agreements with third parties with respect thereto;

●	our mineral resource estimates, and the assumptions upon which they are based;

●	our, and our contractors’, ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals; and

●	our operations are not significantly disrupted by political instability, nationalization, terrorism, sabotage, pandemics, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development or exploration risks.

The risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from any future results expressed in or implied by the forward-looking statements in this MD&A include, but are not limited to, the following factors:

●	exploration and development risks;

●	changes in commodity prices;

●	access to skilled mining personnel;

●	results of exploration and development activities;

●	uninsured risks;

●	regulatory risks;

●	defects in title;

●	availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations;

●	risks posed by the economic and political environments in which the Company operates and intends to operate;

●	the potential for losses arising from the expansion of operations into new markets;

●	increased competition;

●	assumptions regarding market trends and the expected demand and desires for the Company’s products and proposed products;

●	reliance on industry manufacturers, suppliers and others;

●	the failure to adequately protect intellectual property;

●	the failure to adequately manage future growth;

●	adverse market conditions; and

●	the failure to satisfy ongoing regulatory requirements.

In addition, the risks, assumptions, and other factors set out herein (including under Risk Factors and Uncertainties) and in the Company’s public filings, including its most recent Annual Information Form, could cause actual results to differ materially from any future results expressed in or implied by the forward-looking statements in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. These risks, uncertainties, assumptions and other factors should be considered carefully, and prospective investors and readers should not place undue reliance on the forward-looking statements.

Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or information or statements to reflect information, events, results, circumstances or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by applicable laws. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such fact on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements or information.

All of the forward-looking statements contained in this MD&A are qualified by the foregoing cautionary statements.

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

OUTSTANDING SHARE DATA AS AT THE DATE OF THIS MD&A

a)	Issued share capital: 161,030,534 common shares

b)	Outstanding stock options:

	Outstanding	Exercise Price
Expiry Date	Options	CAD
January 8, 2024	31,667	0.37
February 6, 2024	62,500	1.84
February 6, 2024	81,250	1.40
February 6, 2024	101,562	2.40
March 31, 2024	95,833	4.71
May 23, 2024	59,375	1.84
June 3, 2024	1,066,665	0.45
October 19, 2024	66,666	5.76
May 19, 2025	32,499	1.40
May 20, 2025	955,000	0.62
September 1, 2025	50,000	1.05
September 10, 2025	475,000	1.35
October 5, 2025	5,000	1.20
December 7, 2025	13,333	1.44
January 28, 2026	53,333	2.82
February 26, 2026	95,000	3.24
May 13, 2026	106,639	2.40
May 26, 2026	143,335	4.32
December 1, 2026	33,333	5.40
December 3, 2026	31,667	5.19
January 10, 2027	16,667	5.01
February 14, 2027	2,290,834	4.20
May 2, 2027	83,333	4.32
June 1, 2027	166,667	3.75
July 15, 2027	133,333	3.21
November 1, 2027	133,334	3.65
December 19, 2027	50,000	3.30
January 5, 2028	15,000	3.10
January 16, 2028	10,000	3.79
February 14, 2028	44,681	3.10
April 5, 2028	15,000	2.93
April 19, 2028	52,000	2.52
May 1, 2028	52,000	2.95
May 17, 2028	2,271,000	2.79
June 26, 2028	60,000	3.10
August 21, 2028	40,000	3.20
August 26, 2028	50,000	3.10
October 4, 2028	20,000	4.24
October 10, 2028	15,000	4.23
October 24, 2028	10,000	4.32
	9,088,506

enCore Energy Corp.

Management’s Discussion and Analysis

For the nine months ended September 30, 2023 and 2022

c)	Outstanding share purchase warrants:

Expiry Date	Outstanding Warrants	Exercise Price CAD
March 9, 2024[1]	1,000	3.00
March 9, 2024[2]	2,197,771	3.90
March 25, 2024	3,267,974	6.00
March 25, 2024	351,307	4.59
May 14, 2025	231,071	3.25
May 14, 2025	1,030,287	3.91
February 8, 2026	5,255,575	4.05
February 14, 2026	23,158,500	3.75
	35,493,485

(1) - Includes power warrants exercisable into one share and one-half warrant. Each whole warrant is exercisable at CAD $3.00 for 36 months.

(2) - Power warrants exercisable into one share and one-half warrant. Each whole warrant is exercisable at CAD $3.90 for three

d)	Convertible Promissory note:	6,872,144

A portion of the consideration paid to Energy Fuels, Inc in the Company’s acquisition of the Alta Mesa Project was a $60,000,000 secured vendor take-back convertible promissory note. The Promissory Note has a two-year term and bears interest at 8% per annum.

During the three months ended September 30, 2023, the Company paid $20,000,000 of the principal balance off, reducing the outstanding principal balance at that date to $40,000,000.

As at November 8, 2023, the Company paid an additional $20,000,000 of the principal balance off, reducing the outstanding principal balance at that date to $20,000,000.